Exhibit 99.1

WEARABLE DEVICES Ltd.

NOTICE OF AN ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Special General Meeting of Shareholders (the “Meeting”) of Wearable Devices Ltd. (“Wearable” or the “Company”) will be held on September 26, 2024, at 3:00 p.m. Israel time at the Company’s office, located at 5 Ha-Tnufa Street, Yokne-am Illit, Israel, 2066736.

The agenda of the Meeting is:

1.	consider a proposal to re-appoint Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as the independent auditor of the Company, and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration, until the next annual general meeting of the shareholders of the Company; and

2.	consider a proposal to re-appoint Mr. Yaakov Goldman and Mr. Eli Bachar, as Class II independent directors of the Company, until the Company’s annual general meeting of shareholders in the year 2027, and until their respective successors are duly elected and qualified; and

3.	consider a proposal to approve an amendment to the Company’s Compensation Policy for the Company’s officers and directors; and

4.	consider a proposal to approve exchanging part of the monthly salary with equity-based compensation to Mr. Asher Dahan, the Company’s Chief Executive Officer (“CEO”) and Chairman of the Board, to be in effect, if effected, for a certain period and at a certain percentage, at the discretion of, and at such date to be determined by the Board; and

5.	consider a proposal to approve exchanging part of the monthly salary with equity-based compensation to Mr. Guy Wagner, the Company’s Chief Scientific Officer (“CSO”), President and Director, to be in effect, if effected, for a certain period and at a certain percentage, at the discretion of, and at such date to be determined by the Board; and

6.	consider a proposal to approve exchanging part of the monthly salary with equity-based compensation to certain officers of the Company, to be in effect, if effected, for a certain period and at a certain percentage, at the discretion of, and at such date to be determined by the Board; and

7.	consider a proposal to approve a grant of equity-based compensation to Mr. Asher Dahan, the Company’s CEO and Chairman of the Board; and

8.	consider a proposal to approve a grant of equity-based compensation to Mr. Guy Wagner, the Company’s CSO, President and Director; and

9.	consider a proposal to approve a reverse split of the Company’s issued and outstanding ordinary shares, NIS 0.01 par value each (the “Ordinary Shares”), at a ratio of between 10:1 and 20:1, to be in effect, if effected, at the discretion of, and at such date to be determined by the Board, and to cancel the nominal value of the Company’s Ordinary Shares and to amend the current Company’s amended and restated articles of association to reflect the same; and

10.	consider a proposal to approve a U.S. addendum to the Company’s 2024 Global Equity Incentive Plan; and

11.	consider a proposal to approve the adoption of the Company’s 2024 Employee Stock Purchase Plan; and

12.	consider a proposal to approve the participation of Mr. Asher Dahan, the Company’s CEO and Chairman of the Board, in the Company’s 2024 Employee Stock Purchase Plan; and

13.	consider a proposal to approve the participation of Mr. Guy Wagner, the Company’s CSO, President and Director, in the Company’s 2024 Employee Stock Purchase Plan; and

14.	present and discuss the Company’s financial statements and annual report for the year ended December 31, 2023.

Board Recommendation

The Board unanimously recommends that you vote in favor of the above proposals as further described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on August 29, 2024 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting, as described below.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement and, together with a return envelope, will be sent to holders of the Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, including a copy of your identity card, passport or certification of incorporation, as the case may be, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form.

Subject to the rules of the Nasdaq Stock Market and other applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposals to be presented at the Meeting for which the Board recommends a “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the regulations (proxy and position statement) under the Israeli Companies Law 5759-1999 (the “Companies Law”), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to Mr. Alon Mualem, the Company’s Chief Financial Officer, or to Mr. Asher Dahan, the Company’s CEO and Chairman of the Board (e-mail address: alonmualem@wearabledevices.co.il; asher.dahan@wearabledevices.co.il), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting, and providing the Company with a copy of your identity card, passport or certification of incorporation, as the case may be. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to Proposals Nos. 2 through 13 herein, which we believe are considered as non-routine under applicable rules, and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal described herein.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC. or otherwise and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission.

Sincerely,

Asher Dahan
Chief Executive Officer
August 22, 2024

WEARABLE DEVICES Ltd.

YOKNE-AM ILLIT, ISRAEL

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 26, 2024

This proxy statement (this “Proxy Statement”) is being filed by Wearable Devices Ltd. (the “Company”) to solicit proxies on behalf of the board of directors of the Company (the “Board”) for use at the Company’s annual and special general meeting of shareholders (the “Meeting”) to be held on September 26, 2024, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, NIS 0.01 par value each, of the Company (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing such proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of the proposals described in this Proxy Statement.

Quorum and Adjournment

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of the Nasdaq Stock Market Listing Rules (“Nasdaq” and the “Nasdaq Rules”, respectively), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer Exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law 5759-1999 (the “Companies Law”) and in accordance with our Amended and Restated Articles of Association (the “Articles”), two or more shareholders present, in person or by proxy, holding in the aggregate not less than twenty five percent (25%) of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting.

If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until September 26, 2024, at 4:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting, any number of shareholders present in person or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted for the purpose of determining a quorum.

Required Vote and Voting Procedures

Pursuant to the Companies Law, Proposals No. 1, 2, 8, 9, 10, and 11 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Proposals No. 3, 4, 5, 6, 7, 12 and 13, described hereinafter, are subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

In case Proposal No. 3 will be approved, Proposals No. 5 and 13 will require a Simple Majority, as defined above, and the votes for Proposal No. 6 will not be voted upon at the Meeting.

For this purpose, a “Controlling Shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or officer of the Company). A person is presumed to be a Controlling Shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. In the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in a company is also presumed to be a Controlling Shareholder if no other shareholder holds more than 50% of the voting rights in such company. “Means of Control” is defined as either: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; or (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder of record declares and approves that he or she has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about, as detailed in the attached Proxy Card.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removing a director, at least five percent (5%) of the outstanding voting rights of the Company), to Mr. Alon Mualem, e-mail address: alonmualem@wearabledevices.co.il, no later than August 29, 2024.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a statement (a “Position Statement”) to the Company’s offices at 5 Ha-Tnufa Street, Yokne-am Illit, Israel 2066736. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than September 16, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board’ response to the Position Statement will be submitted no later than the end of September 20, 2024.

One shareholder or more holding Ordinary Shares which reflect five percent (5%) or more of the Company’s issued and outstanding share capital and voting rights as of the Record Date (i.e., 1,142,652 Ordinary Shares) is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing this Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To re-appoint Ziv Haft, CERTIFIED PUBLIC ACCOUNTANTS, Isr., a member firm of BDO, as the independent auditor of the Company, and to authorize the Board of
Directors of the company to determine their remuneration, until the next annual general meeting of the shareholders of the Company

Under the Companies Law, the re-appointment of independent public accountants requires the approval of the shareholders of the Company.

On August 15, 2024, the Company’s Audit Committee (the “Audit Committee”) has recommended, and the Board has authorized and approved the re-appointment of Ziv Haft, a member firm of BDO (“BDO Israel”), as the independent auditor of the Company and recommends that the shareholders authorize the Board to determine their remuneration, until the next annual general meeting of the shareholders of the Company.

The Audit Committee has recommended, and the Board has determined that the re-appointment of BDO Israel as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders, after examining, among other things, the scope of their work, their independency and the complexity and scope of the Company’s activities.

The Board determined, pursuant to the recommendation of the Audit Committee, that BDO Israel’s compensation is reasonable.

For additional information on the fees paid by the Company to BDO Israel in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 15, 2024.

The Board recommends that the shareholders of the Company adopt the following resolution:

“RESOLVED, to re-appoint Ziv Haft, a member firm of BDO, as the independent auditor of the Company, and to authorize the Board to determine their remuneration, until the next annual general meeting of the shareholders of the Company.”

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

To re- APPOINT Mr. Yaakov Goldman and MR. Eli Bachar, as Class II INDEPENDENT
directors of the Company

Under the Companies Law and the Company’s Articles, the management of the Company’s business is vested in the Board. The Board may exercise all powers and may take all actions that are not specifically granted to the Company’s shareholders.

The Articles provide that the Company may have at least three (3) and not more than twelve (12) directors.

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the election of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to elect external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. Due to the fact the Company does not currently have a controlling shareholder, the Board adopted the corporate governance exemption as mentioned above and therefore is not required to have external directors as members of its Board.

The Board currently consists of five (5) directors divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third (1/3) of the total number of directors constituting the entire Board. At each annual general meeting of the Company’s shareholders, the re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed in accordance with the Companies Law and the Articles.

As of the date of this Proxy Statement, the Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I independent director is Ms. Ilana Lurie, whose current term expire at the Company’s 2026 annual general meeting of shareholders and until her successor is elected and qualified;

(ii)	The Company’s Class II independent directors are Mr. Yaakov Goldman and Mr. Eli Bachar, whose current terms expire at this Meeting and until their successors shall have been elected and qualified; and

(iii)	The Company’s Class III directors are Mr. Asher Dahan and Mr. Guy Wagner, whose current terms expire at the Company’s 2025 annual general meeting of shareholders and until their successors shall have been elected and qualified.

The Company’s Board Diversity Matrix pursuant to Nasdaq’s Rule 5605(f) is available on the Company’s website at the following address: https://www.wearabledevices.co.il/_files/ugd/fd494d_b8bd0202161346f58cfc2d669130c313.pdf

The Board recommends to the shareholders to re-appoint Mr. Yaakov Goldman and Mr. Eli Bachar to serve on the Board, as Class II independent directors, for a three-year term continuing until the Company’s 2027 annual general meeting of shareholders and until their successor is elected and qualified and recommends their re-appointment. In addition, the Board has determined that each of Mr. Goldman and Mr. Bachar meet the qualification of an independent director, as defined under the Nasdaq Rules.

Mr. Goldman and Mr. Bachar, whose professional backgrounds are provided below, both advised the Company that they are willing, able and ready to serve as Class II independent directors if elected. Additionally, in accordance with the Companies Law, each of Mr. Goldman and Mr. Bachar certified to the Company that they meet all the requirements of the Companies Law for appointment as directors of a public company, that they possess the necessary qualifications and have sufficient time to fulfill their duties as directors of the Company, considering the size and needs of the Company.

In their capacity as members of the Board and if reappointed at the Meeting, each of Mr. Goldman and Mr. Bachar will continue to be entitled to the same fixed fee as other non-executive directors of the Company, in the amount of NIS 2,680 (approximately $7251) per meeting, NIS 10,010 (approximately $2,700) per quarter, and NIS 40,040 (approximately $ 10,800) per year.

The above-described compensation for Mr. Goldman and Mr. Bachar is in accordance with the Company’s compensation policy for directors and officers.

If re-elected at the Meeting, each of Mr. Goldman and Mr. Bachar will continue to benefit from the indemnification agreement, substantially in the form of those previously entered into with the Company’s members of the Board, as well as from the Company’s directors’ and officers’ liability insurance policy, as in effect from time to time.

A copy of the indemnification agreement is available for review and was attached as exhibit 4.1 to the Company’s annual report for the year ended on December 31, 2023, which was reported on a form 20-F on SEC’s EDGAR system on March 15, 2024.

Set forth below is certain biographical information regarding the background and experience of Mr. Goldman and Mr. Bachar:

Yaacov Goldman, Independent Director

Mr. Yaacov Goldman has served as one of our directors since September 2022. He provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd. Mr. Goldman has served as external director for Can-Fite BioPharma Ltd. (NYSE: CANF) since August 2017. Mr. Goldman also serves as a director of Avgol Industries 1953 Ltd., Mivne Real Estate (K.D) Ltd., and Prashkovsky Investments and Construction Ltd. Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008. Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm. From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC. Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

Eli Bachar, Independent Director

Mr. Eli Bachar has served as our director since 2016. From 2013 to 2021, Mr. Bachar is a serial investor. He was a director of Xjet3D from 2014 to 2021. From 2015 to 2019, Mr. Bachar was a director of 6 Over 6 Vision Ltd. He was a director of GetSat Ltd. from 2014 until the end of 2023. From 2013 until the end of 2023, Mr. Bachar was a director of Silentium Ltd. He was a director of Cupixel Ltd. from 2017 to 2021. Mr. Bachar holds a BA in Business Administration and Management from the Reichman University (previously known as IDC Herzliya).

The Board recommends that the shareholders of the Company adopt the following resolutions:

“RESOLVED, to re-appoint Mr. Yaakov Goldman as a Class II independent director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-appointment and until he ceases to serve in his office in accordance with the provisions of the Company’s Articles or any law, whichever is the earlier.”

And:

“RESOLVED, to re- appoint Mr. Eli Bachar as a Class II independent director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re- appointment and until he ceases to serve in his office in accordance with the provisions of the Company’s Articles or any law, whichever is the earlier.”

The re-appointment of Mr. Yaakov Goldman and Mr. Eli Bachar, as Class II independent directors, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote “FOR” the above proposals.

[1]	All USD amounts are based on an exchange rate of USD 1: NIS 3.701, on August 19, 2024

PROPOSAL 3

TO APPROVE AN AMENDMENT TO THE COMPANY’S COMPENSATION
POLICY FOR COMPANY’S OFFICERS AND DIRECTORS

Pursuant to the Companies Law, all public Israeli companies are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Companies Law and serves as a flexible framework for executive and director compensation. Accordingly, on March 6, 2022, the Company adopted a compensation policy, for a period of five (5) years, as amended, by an approval of the shareholders of the Company (the “Current Compensation Policy”).

On August 15, 2024, the Board decided to implement an efficiency plan to decrease the Company’s expenses and burn rate, which may include, inter alia, exchanging accrued and unpaid cash salary to the Company’s employees and officers with equity-based compensation (the “Efficiency Plan”). In addition, the Board wishes to update the Current Compensation Policy in accordance with current market standards.

Therefore, on August 15, 2024, the Company’s compensation committee of the Board (the “Compensation Committee”) and the Board, approved and recommended to the shareholders of the Company to approve, the adoption of an amendment to the Current Compensation Policy, which presents the following changes (the “Amended Compensation Policy”):

Section of Amended Compensation Policy	Original wording	Amended wording
2.5.2 (Basic salary, benefits and other related benefits)	The basic salary shall be in absolute numbers. The Company may determine that an office holder’s salary shall be linked to a certain currency or index.

The basic salary shall be in absolute numbers. The Company may determine that an office holder’s salary shall be linked to a certain currency or index.

The Company’s Compensation Committee and the Board of Directors may decide to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Share Units (“RSUs”) or options to purchase ordinary shares (“Options” and together with the RS and RSUs, the “Awards”) which may be granted in a minimum par value per share as allowed under applicable law and may be vested on a monthly basis, in accordance with applicable law.

In such case, the calculation of the Awards value in comparison to the basic salary will be up to two (2) times of the basic salary for the relevant month.

2.5.6.2(a) (Insurance, indemnification, and exemption)	The limit of insurer’s liability under the insurance policy shall not exceed $15,000,000 per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.	The limit of insurer’s liability under the insurance policy shall not exceed $30,000,000 per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.
2.11.1.7(1) (Long-term compensation)	Footnote Added: The calculation of the maximum annual value of such grant will take into consideration all previous grants’ value to the office holder in each year.

2.11 (Long-term compensation)

Added two new sections:

2.11.2. The Compensation Committee and the Board of Directors (and in relation to the CEO or directors, as required by applicable law) may decide to exchange accrued and unpaid cash salary given to office holders, including controlling shareholders and/or relatives of controlling shareholders (if applicable and only in the event described in this section 2.11.2), with RSUs or any other equity-based compensation in accordance with the Company’s than in effect equity incentive plans (the “Exchanged equity-based compensation”).

The Exchanged equity-based compensation terms will be determined according to the following:

2.11.2.1. Vesting Period- will be no less than one month.

2.11.2.2 Share Price- will be calculated at the Board of Directors’ discretion granted in the minimum par value per share and allowed under applicable law. In such case the calculation of RSU value in comparison to the basic salary will be up to two (2) times of the basic salary for the relevant month.

All other relevant terms will be as specified in section 2.11.1 above.

2.11.3. Employee Stock Purchase Plan

Without derogating from section 2.5.2 and section 2.11.2 above, subject to applicable law and any additional approval as may be required by applicable law, the Compensation Committee and the Board of Directors, may adopt, from time to time, an Employee Stock Purchase Plan (or “ESPP”), or any similar plan (and to amend such plans), for the purpose of enabling, among others, office holders and directors of the Company, to use payroll deductions to purchase the Company’s ordinary shares, and thereby acquire an ownership interest in the Company. The terms of such acquisitions shall be determined and described within such plans.

2.15 (Recoupment Policy)	The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.	The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time in accordance with a recoupment policy adopted from time to time by the Compensation Committee or the Board of Directors. Any recoupment under this Section 2.15 may be in addition to (and not limited by) any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under applicable law.

In making their decision to approve the adoption of the Amended Compensation Policy, the Compensation Committee and the Board considered numerous factors, including (i) the Company’s business plan and its long-term strategy and its Efficiency Plan; (ii) that it is in the best interest of the Company to decrease its expenses; (iii) market standards; and (iv) the Company’s risk management, size and the nature of its operations.

Except as described above, no other changes have been made to the Current Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve and adopt the Amended Compensation Policy for the Company’s directors and officers, in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 4

TO APPROVE EXCHANGING PART OF THE MONTHLY SALARY WITH EQUITY-BASED
COMPENSATION TO MR. ASHER DAHAN, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND
CHAIRMAN OF THE BOARD, TO BE IN EFFECT, IF EFFECTED, FOR A CERTAIN PERIOD AND AT
A CERTAIN PERCENTAGE, AT THE DISCRETION OF, AND AT SUCH DATE TO BE DETERMINED
BY THE BOARD

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for a Company’s Chief Executive Officer, in accordance with or which exceed the terms of the Company’s compensation policy, require the approval by the Compensation Committee, the Board and Company’s shareholders (by a Special Majority, as defined above), in that order.

We now seek the shareholders’ approval for authorizing the Board to approve exchanging basic salary with equity-based compensation to Mr. Asher Dahan, the Company’s Chief Executive Officer (“CEO”), and chairman of the Board, in accordance with the Amended Compensation Policy, and as specified below.

Mr. Dahan has served as our director since March 2014 and as our CEO since March 2016 and as the chairman of Board since March 6, 2022.

In order to reduce the Company’s salary expenses, in connection with the Efficiency Plan, on August 15, 2024, the Compensation Committee and the Board approved, and voted to recommend that the shareholders approve, to authorize the Board to determine to exchange part of the monthly salary (as described in the Amended Compensation Policy) for Mr. Dahan with equity-based compensation, to be in effect, if effected, for a period which will not exceed 12 months, and at a certain percentage which will not exceed 60% of Mr. Dahan’s monthly salary, subject to the conditions set forth in the Amended Compensation policy and in the Current Compensation Policy, and at the discretion of, and at such date to be determined by the Board and with the consent of Mr. Dahan (“Mr. Dahan’s Equity-Based Grant In Exchange Of Basic Salary”).

The Compensation Committee and the Board approved that it is in the best interest of the Company’s shareholders to exchange Mr. Dahan’s basic salary in equity-based compensation. In making its recommendation regarding the approval of Mr. Dahan’s Equity-Based Grant In Exchange Of Basic Salary, the Compensation Committee and the Board each have considered: (i) the Company’s cash balance; (ii) the Company’s work plan, budget, long-term strategy and the Company’s Efficiency Plan; (iii) that it is in the best interest of the Company to decrease its expenses; (iv) the Company’s risk management, size and the nature of its operations; and (v) the fact that the exchange of basic salary with equity-based compensation to Mr. Dahan is in accordance with the Amended Compensation Policy.

In case Proposal 3 will not be approved at the Meeting, the approval of Mr. Dahan’s Equity-Based Grant In Exchange Of Basic Salary will not be in accordance with the Current Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to authorize the Board to determine to exchange part of the monthly salary (as described in the Amended Compensation Policy) for Mr. Dahan with equity-based compensation, to be in effect, if effected, for a period and at a certain percentage, subject to the conditions set forth in the Amended Compensation Policy and in the Current Compensation Policy, and at the discretion of, and at such date to be determined by the Board, as set forth in this Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 5

TO APPROVE EXCHANGING PART OF THE MONTHLY SALARY WITH EQUITY-BASED
COMPENSATION TO MR. GUY WAGNER, THE COMPANY’S CHIEF SCIENTIFIC OFFICER,
PRESIDENT AND DIRECTOR, TO BE IN EFFECT, IF EFFECTED, FOR A CERTAIN PERIOD AND AT
A CERTAIN PERCENTAGE, AT THE DISCRETION OF, AND AT SUCH DATE TO BE DETERMINED
BY THE BOARD

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for a Company’s director who also serves as officers, in accordance with or which exceed the terms of the Company’s compensation policy, require the approval by the Compensation Committee, the Board and Company’s shareholders (by a Simple Majority in case such arrangements are in accordance with the terms of the Company’s compensation policy, and by a Special Majority in case such arrangements exceed the terms of the Company’s compensation policy).

We now seek the shareholders’ approval for authorizing the Board to approve exchanging basic salary with equity-based compensation to Mr. Guy Wagner, the Company’s Chief Scientific Officer (“CSO”), president and director, in accordance with the Amended Compensation Policy, and as specified below.

Mr. Wagner has served as our director since March 2014 and as our CSO and as the Company’s President since March 2016.

In order to reduce the Company’s salary expenses, in connection with the Efficiency Plan, on August 15, 2024, the Compensation Committee and the Board approved, and voted to recommend that the shareholders approve, to authorize the Board to determine to exchange part of the monthly salary (as described in the Amended Compensation Policy) for Mr. Wagner with equity-based compensation, to be in effect, if effected, for a period which will not exceed 12 months, and at a certain percentage which will not exceed 60% of Mr. Wagner’s monthly salary, subject to the conditions set forth in the Amended Compensation policy and in the Current Compensation Policy, and at the discretion of, and at such date to be determined by the Board and with the consent of Mr. Wagner (“Mr. Wagner’s Equity-Based Grant In Exchange Of Basic Salary”).

The Compensation Committee and the Board approved that it is in the best interest of the Company’s shareholders to exchange Mr. Wagner’s basic salary with equity-based compensation. In making its recommendation regarding the approval of Mr. Wagner’s Equity-Based Grant In Exchange Of Basic Salary, the Compensation Committee and the Board each have considered: (i) the Company’s cash balance; (ii) the Company’s work plan, budget, long-term strategy and the Company’s Efficiency Plan; (iii) that it is in the best interest of the Company to decrease its expenses; (iv) the Company’s risk management, size and the nature of its operations; and (v) the fact that the exchange of basic salary with equity-based compensation to Mr. Wagner is in accordance with the Amended Compensation Policy.

In case Proposal 3 will not be approved at the Meeting, the approval of Mr. Wagner’s Equity-Based Grant In Exchange Of Basic Salary will not be in accordance with the Current Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to authorize the Board to determine to exchange part of the monthly salary (as described in the Amended Compensation Policy) for Mr. Wagner with equity-based compensation, to be in effect, if effected, for a period and at a certain percentage, subject to the conditions set forth in the Amended Compensation Policy and in the Current Compensation Policy, and at the discretion of, and at such date to be determined by the Board, as set forth in this Proxy Statement.”

In case Proposal 3 will not be approved, the approval of this proposal will require the affirmative vote of a Special Majority (as defined in this Proxy Statement). In case Proposal 3 is approved, the approval of this proposal will require the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 6

TO APPROVE EXCHANGING PART OF THE MONTHLY SALARY WITH EQUITY-BASED
COMPENSATION TO CERTAIN OFFICERS OF THE COMPANY, TO BE IN EFFECT, IF EFFECTED,
FOR A CERTAIN PERIOD AND AT A CERTAIN PERCENTAGE, AT THE DISCRETION OF, AND AT
SUCH DATE TO BE DETERMINED BY THE BOARD

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for a Company’s officers, which exceed the terms of the company’s compensation policy, require the approval by the Compensation Committee, the Board and Company’s shareholders (by a Special Majority, as defined above).

In case Proposal 3 will not be approved, we will seek the shareholders’ approval for exchanging basic salary with equity-based compensation to certain officers of the Company, other than Company’s CEO and CSO (and in case Proposal No. 3 will be approved, the votes for this Proposal No. 6 will not be voted upon at the Meeting).

In order to reduce the Company’s salary expenses, in connection with the Efficiency Plan, and subject to the consent of Company’s officers, on August 15, 2024, the Compensation Committee and the Board approved, and voted to recommend that the shareholders approve in case Proposal 3 will not be approved, to authorize the Board to determine to exchange part of the monthly salary for certain Company’s officers with equity-based compensation, to be in effect, if effected, for a period and at a certain percentage, subject to the conditions set forth in the Amended Compensation policy and in the Current Compensation Policy, and at the discretion of, and at such date to be determined by the Board (“Officer’s Equity-Based Grant In Exchange Of Basic Salary”).

In making its recommendation regarding the approval of Officer’s Equity-Based Grant In Exchange Of Basic Salary, the Compensation Committee and the Board each have considered: (i) the Company’s cash balance; (ii) the Company’s work plan, budget, long-term strategy and the Company’s Efficiency Plan; (iii) that it is in the best interest of the Company to decrease its expenses; and (iv) the Company’s risk management, size and the nature of its operations.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to authorize the Board to determine to exchange part of the monthly salary for Company’s officers with equity-based compensation, subject to the conditions set forth in the Amended Compensation Policy and in the Current Compensation Policy, and to be in effect, if effected, for a period and at a certain percentage, at the discretion of, and at such date to be determined by the Board, as set forth in this Proxy Statement.”

The approval of this proposal will only be required in case Proposal No. 3 will not be approved, and in such case will require the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 7

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO MR. ASHER DAHAN, THE
COMPANY’S CEO AND CHAIRMAN OF THE BOARD

On August 15, 2024, (the “Date of Grant”), the Compensation Committee and the Board, approved and recommended that the Company’s shareholders to approve, a grant of options to purchase Ordinary Shares to Mr. Asher Dahan, the Company’s CEO and Chairman of the Board. Accordingly, the Company wishes to grant 50,000 options to purchase up to 50,000 Ordinary Shares of the Company to Mr. Dahan, in accordance with the Current Compensation Policy and in accordance with the Amended Compensation Policy, and under the Company’s 2015 Share Option Plan (the “2015 Plan”, and the “Grant to Mr. Dahan”, respectively).

The Ordinary Shares underlying that Grant to Mr. Dahan, together with 30,000 Ordinary Shares that that will result from the exercise of outstanding options previously granted to Mr. Dahan (a total of 80,000 Ordinary Shares), Mr. Dahan’s holdings will be equal to approximately 4.35% of the Company’s issued and outstanding share capital on a fully diluted basis as of August 21, 2024.

The Grant to Mr. Dahan is subject to standard three-year vesting under the 2015 Plan, and shall vest according to the following schedule: (i) 12 months following the Date of Grant (as defined above), an amount equal to 1/3 of the options shall vest (hereinafter for the purpose of this Proposal 7, the “First Installment”); and (ii) following the First Installment, additional equal amounts (1/36 each) shall vest at the end of each one (1) month. The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the 2015 Plan.

The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, or as may otherwise be applicable.

The above option grant shall be exercisable at an exercise price of $ 0.434 per Ordinary Share (equal to approximately NIS 1.60), which equals the average of the Company’s share price on Nasdaq Capital Market, over the last 30 trading days immediately prior to the Date of Grant.

In making its recommendation with regard to the approval of the Grant to Mr. Dahan, the Compensation Committee and the Board each have also considered, inter alia: (i) the factors included in the Current Compensation Policy and in the Amended Compensation Policy, including, the position, responsibilities, background and experience of the Mr. Dahan as CEO and as Chairman of the Board; (ii) that the Grant to Mr. Dahan reflects a fair and reasonable value for the Mr. Dahan’s services; and (iii) that the Grant to Mr. Dahan is consistent with the Current Compensation Policy and with the Amended Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Asher Dahan options to purchase Company’s Ordinary Shares as set forth in the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 8

TO APPROVE A GRANT OF EQUITY-BASED COMPENSATION TO MR. GUY WAGNER, THE
COMPANY’S CSO, PRESIDENT AND DIRECTOR

On the Date of Grant (as defined above), the Compensation Committee and the Board, approved and recommended that the Company’s shareholders to approve, a grant of options to purchase Ordinary Shares to Mr. Guy Wagner, the Company’s CSO and Director. Accordingly, the Company wishes to grant 50,000 options to purchase up to 50,000 Ordinary Shares of the Company to Mr. Wagner, in accordance with the Current Compensation Policy and in accordance with the Amended Compensation Policy, and under the 2015 Plan (the “Grant to Mr. Wagner”).

The Ordinary Shares underlying that Grant to Mr. Wagner, together with 30,000 Ordinary Shares that that will result from the exercise of outstanding options previously granted to Mr. Wagner (a total of 80,000 Ordinary Shares), Mr. Wagner’s holdings will be equal to approximately 5.72% of the Company’s issued and outstanding share capital on a fully diluted basis as of August 21, 2024.

The Grant to Mr. Wagner is subject to standard three-year vesting under the 2015 Plan, and shall vest according to the following schedule: (i) 12 months following the Date of Grant (as defined above), an amount equal to 1/3 of the options shall vest (hereinafter for the purpose of this Proposal 8, the “First Installment”); and (ii) following the First Installment, additional equal amounts (1/36 each) shall vest at the end of each one (1) month. The options will be subject to a ten (10) year expiration from the Date of Grant, and such other terms and conditions set forth in the Company’s options award letter and the provisions of the 2015 Plan.

The options are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, or as may otherwise be applicable.

The above option grant shall be exercisable at an exercise price of $ 0.434 per Ordinary Share (equal to approximately NIS 1.60), which equals the average of the Company’s share price on Nasdaq Capital Market, over the last 30 trading days immediately prior to the Date of Grant.

In making its recommendation with regard to the approval of the grant to Mr. Wagner, the Compensation Committee and the Board each have also considered, inter alia: (i) the factors included in the Current Compensation Policy and in the Amended Compensation Policy, including, the position, responsibilities, background and experience of the Mr. Wagner as CSO and Director; (ii) that the Grant to Mr. Wagner reflects a fair and reasonable value for the Mr. Wagner’s services; and (iii) that the Grant to Mr. Wagner is consistent with the Current Compensation Policy and with the Amended Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Guy Wagner options to purchase Company’s Ordinary Shares as set forth in the Proxy Statement.”

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 9

TO APPROVE A REVERSE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING
ORDINARY SHARES AT A RATIO OF BETWEEN 10:1 AND 20:1, TO BE IN EFFECT, IF
EFFECTED, AT THE DISCRETION OF, AND AT SUCH DATE TO BE DETERMINED BY THE
BOARD, AND TO CANCEL THE NOMINAL VALUE OF THE COMPANY’S ORDINARY SHARES
AND TO AMEND THE COMPANY’S CURRENT ARTICLES OF ASSOCIATION TO REFLECT
THE SAME

Reverse split to the Company’s issued and outstanding Ordinary Shares

As first reported in the Company’s Report of Foreign Price Issuer on Form 6-K furnished to the SEC on October 24, 2023, the Company received a notification letter from Nasdaq on October 24, 2023 (the “Nasdaq Notice”), notifying the Company that based on the 30 consecutive business days preceding the date of the Nasdaq Notice, the Company is no longer in compliance with Nasdaq Listing Rules for meeting the minimum $1.00 bid price per share requirement (the “Minimum Bid Price Requirement”). Therefore, in accordance with Nasdaq Listing Rules, the Company was provided an initial 180 calendar days, or until April 22, 2024, to regain compliance.

As reported in on the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on April 24, 2024, the Company received a notification letter from Nasdaq (together with the Nasdaq Notice, the “Nasdaq Notices”) notifying the Company that the Company has been granted an additional 180-day compliance period, or until October 21, 2024, to regain compliance with the Minimum Bid Price Requirement (the “Second Compliance Period”).

The Nasdaq Notices had no immediate effect on the listing or trading of the Company’s Ordinary Shares, which continued to trade on Nasdaq under the symbol “WLDS.”

As of the date of this Proxy Statement, the Company has not yet come into compliance with Nasdaq Listing Rules for meeting the Minimum Bid Price Requirement, and there can be no assurance that the closing bid price for the Company’s Ordinary Shares will be compliant within the Second Compliance Period.

The Board believes that the continued listing of the Company’s Ordinary Shares on Nasdaq will enable the Company to have better access to the public capital markets while providing for greater liquidity for the Company’s shareholders. In addition, the Board believes that a reverse share split is advisable in order to make the Company’s Ordinary Shares more attractive to a broader range of investors.

Therefore, on June 5, 2024, and on August 15, 2024, the Board approved, subject to the approval of the general meeting of the Company’s shareholders, a framework for a potential adjustment of the Company’s share capital at a ratio of between 1-for-10 and 1-for-20, with respect to the Company’s issued and outstanding Ordinary Shares, such that every ten (10) to twenty (20) Ordinary Shares shall be converted into one (1) Ordinary Share, and/or any Ordinary Shares issuable pursuant to exercise or conversion of outstanding options, restricted share units and/or warrants issued by the Company, to be effected, if effected, at the discretion of, and at such date to be determined by the Board (the “Reverse Split”).

If the Reverse Split is approved, then the Board will have the authority, at its own discretion, to determine whether to effect the Reverse Split, and the exact ratio and the effective date of the Reverse Split. Following such determination by the Board, the Company will issue a press release announcing the effective date and the ratio of the Reverse Split.

The Board believes that approval of a proposal providing the Board with this generalized grant of authority with respect to setting the Reverse Split ratio, rather than mere approval of a pre-defined reverse stock split, will give the Board the flexibility to set the ratio in accordance with current market conditions and therefore allow the Board to act in the best interests of the Company and its shareholders.

The implementation of the Reverse Split will result in the reduction of the number of the issued and outstanding Ordinary Shares in accordance with the exchange ratio (between 10:1 and 20:1), such that if the Reverse Split is approved, depending on the ratio, every ten (10) Ordinary Shares and up to twenty (20) Ordinary Shares, issued and outstanding, shall be converted into one (1) Ordinary Share. The Reverse Split, if effected, would not adjust the authorized share capital of the Company under our Articles, which, as of the date hereof consists of 50,000,000 Ordinary Shares.

In addition, if the Reverse Split is effected, the exercise price and the number of Ordinary Shares issuable upon the exercise of any outstanding options, RSUs and/or warrants will be proportionately adjusted pursuant to the terms of the respective securities in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares and/or any options or restricted share units available for issuance under the ESPP, the 2015 Plan and the 2024 Plan (as defined below) shall be appropriately adjusted.

The Reverse Split, if effected, will be effected simultaneously for all of the Company’s securities, and the exchange ratio will be the same for all securities. The Reverse Split will affect all the Company’s shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares resulting from the Reverse Split will remain fully paid and non-assessable.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding the Company’s Ordinary Shares in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

While the Board believes that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company does effect a Reverse Split there can be no assurance that (i) the Company’s Ordinary Shares will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the Reverse Split; (ii) the liquidity of the Company’s Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; or (iv) the Reverse Split will not result in some shareholders owning “odd-lots” of fewer than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT

The Board believes that the Reverse Split is appropriate and in the best interest of the Company’s shareholders.

Cancelation of the nominal value of the Company’s Ordinary Shares

As of the date hereof, the Company’s authorized share capital is NIS 500,000 divided into 50,000,000 Ordinary Shares, par value NIS 0.01 each.

On June 5, 2024, the Board recommended for approval by the general meeting of the Company’s shareholders, the cancelation of the nominal value of the Ordinary Shares. Accordingly, after giving effect to the cancelation of the nominal value of the Company’s Ordinary Shares, the authorized share capital of the Company will be divided into 50,000,000 Ordinary Shares, no par value per share (the “Cancelation of Nominal Value”).

An amendment to the Company’s Articles that reflects the Cancelation of Nominal Value, is attached hereto as Exhibit B.

The Board believes that the Cancelation of Nominal Value is advisable, among other things, in order to give the Company greater flexibility in considering and planning for future potential business and financing needs, and therefore is in the Company’s and in the Company’s shareholders’ best interests.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding Ordinary Shares at a ratio of between 10:1 and 20:1, to be effected, if effected, at the discretion of and on such date to be determined by the Board, and to approve the cancelation of the nominal value of the Company’s Ordinary Shares and to amend the Company’s Articles to reflect the same, as set forth in the Proxy Statement”.

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 10

TO APPROVE THE U.S. ADDENDUM TO THE COMPANY’S 2024 GLOBAL EQUITY INCENTIVE PLAN

The Company maintains two equity incentive plans, the 2015 Plan (as defined above) and the Wearable Devices Ltd. 2024 Global Equity Incentive Plan (the “2024 Plan”). As of August 21, 2024, the number of options allocated in the 2015 Plan is 1,916,089. In addition, the number of options that have vested and have not yet been exercised or expired in the 2015 Plan is 1,358,272.

The Company’s 2015 Plan was adopted in September 2015 and expires in September 2025. The Company’s employees, directors, consultants, service providers and any other person or entity whose services are considered valuable to the Company are eligible to participate in the 2015 Plan. The 2024 Plan was adopted by the Board on August 15, 2024, and expires on August 14, 2034.

The 2024 Plan provides for the reservation from time-to-time, out of the Company’s authorized unissued share capital, such number of Ordinary Shares, as the Board deems appropriate. The Board has initially authorized the issuance of up to 4,570,606 Ordinary Shares under the 2024 Plan. The 2024 Plan provides for the grant of options, shares, restricted shares or restricted share units to employees, non-employee directors, consultants, advisors, or service providers of the Company, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of the Company. The 2024 Plan includes an Annex (the “U.S. Addendum”) that governs the grants of awards to employees and other service providers who are citizens or resident aliens of the United States.

The U.S. Addendum governs grants of awards under the 2024 Plan to employees, non-employees and other service providers who are United States citizens or who are resident aliens of the United States for United States federal tax purposes and permits the grant of incentive stock options (“ISOs”), nonqualified stock options and RSUs. The U.S. Addendum includes a total of 500,000 Ordinary Shares available for issuance underlying grants of ISOs.

According to U.S. tax law, the Company is required to obtain the approval of the shareholders of the Company for the U.S. Addendum and its ISO provisions, within twelve (12) months from the adoption date of the U.S. Addendum. The U.S. Addendum to the 2024 Plan is attached as Exhibit C hereto.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the U.S. Addendum to the Company’s 2024 Plan”.

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends a vote FOR on the above proposal.

PROPOSAL 11

TO APPROVE THE ADOPTION OF THE COMPANY’S 2024 EMPLOYEE STOCK PURCHASE PLAN

Background

As part of the implementation of the Efficiency Plan and in order, among other things, to assist the Company with reducing its costs and improve its cash-balance, on August 15, 2024, the Compensation Committee and the Board adopted the 2024 Employee Stock Purchase Plan (the “ESPP”), subject to shareholders approval. The ESPP will become effective upon shareholders’ approval at the Meeting. The Company is seeking shareholder approval of the ESPP so that it may qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. In the event that the Company’s shareholders do not approve the ESPP, the ESPP will not become effective and no offerings under the ESPP will commence.

Purpose

The ESPP provides a way for eligible employees of the Company and its participating subsidiaries to become shareholders on favorable terms. For this purpose, a subsidiary is any corporation (including certain entities treated as corporations for U.S. federal income tax purposes, or that would be treated as corporations for U.S. federal income tax purposes if the entity were a domestic entity) in which the Company owns directly or indirectly at least fifty percent of the voting stock.

Each year there will be one or more “offering periods,” generally six months long, in which eligible employees may accumulate payroll deductions, up to a maximum of fifteen percent of their compensation. At the end of the offering period, each eligible employee’s accumulated deductions will be used to purchase Ordinary Shares. The price for shares purchased under the ESPP in any offering period is eighty-five percent of the lesser of the closing market price of Ordinary Shares at the beginning or end of the applicable offering period.

The Compensation Committee and Board believe that incentivizing employees to acquire an ownership interest in the Ordinary Shares, or increase an existing ownership interest, and aid the Company’s ability to recruit, hire and retain the individuals required to successfully execute the Company’s business plan and achieve strong performance in the future. Encouraging employee ownership of the Ordinary Shares provides an incentive for continued employment and helps align the interests of the Company’s employees with those of our shareholders.

The ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code but may also include one or more non-United States subplans that may, but are not required, to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

The maximum aggregate number of Ordinary Shares that may be purchased initially under the ESPP will not exceed 5,000,000 Ordinary Shares (which is 21.9% of the outstanding 22,853,030 Ordinary Shares as of August 21, 2024) (the “ESPP Share Pool”), subject to adjustments as provided for in the ESPP. An increase of the ESPP Share Pool is subject to further shareholders’ approval.

The ESPP Share Pool represents approximately 13.3% of our fully diluted share capital as of August 21, 2024. In establishing the ESPP Share Pool, our Board considered the potential dilutive impact on shareholders, the projected participation rate. For information about options and other equity awards outstanding under our existing equity plans and the number of shares available for issuance under these plans, each as of December 31, 2023, please see “Item 6.C. Board Practices — Share Option Plan” of the 2023 Annual Report, and Proposal No. 10 above.

The ESPP is attached as Exhibit D hereto. The following description of certain features of the ESPP is qualified in its entirety by reference to the full text of the ESPP.

Summary of the ESPP

Administration. The ESPP shall be administered by the Board or by a share award compensation committee (the “Committee”), if appointed by the Board. The Committee will have the authority to interpret and determine eligibility under the ESPP, prescribe forms, rules and procedures relating to the ESPP, and otherwise do all things necessary or appropriate to carry out the purposes of the ESPP.

Shares Subject to the ESPP. As noted above, the ESPP Share Pool will initially consist 5,000,000 Ordinary Shares, subject to the adjustments as provided for in the ESPP. Ordinary Shares delivered upon exercise of purchase rights under the ESPP may be authorized but unissued or reacquired Ordinary Shares, including shares repurchased by the Company on the open market. In the event of certain changes in our outstanding Ordinary Shares, including changes by reason of a share dividend, share split, reverse share split, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted or purchasable during an offering period, and the purchase price per share under an outstanding purchase right shall be equitably adjusted as determined appropriate by the Committee.

If any purchase right granted under the ESPP terminates without having been exercised in full, the Ordinary Shares not purchased under such purchase right will again become available for issuance under the ESPP.

Eligibility. An employee shall be eligible to participate in the ESPP on any offering date on which the employee is employed by the Company or participating subsidiaries for at least six months; provided, however, that no employee shall be eligible to participate : (a) at the beginning of the offering period the aggregate amount of Ordinary Shares the employee would be considered to own under Section 424(d) of the Internal Revenue Code, including Ordinary Shares that may be purchased with outstanding options, would represent five percent (5%) or more of the total combined voting power or value of all classes of capital stock of the Company or of any subsidiary; or (b) the employee’s right to purchase Ordinary Shares under all employee stock purchase plans (within the meaning of Section 423 of the Internal Revenue Code) of the Company and its subsidiaries accrues at a rate that exceeds $25,000 for any calendar year, determined by reference to the fair market value of the Ordinary Shares at the beginning of the offering period.

General Terms of Participation

●	An employee may become a participant in any offering by completing an authorization for payroll deductions in connection with the offering at such time (prior to the offering date) and in such manner as the Committee may prescribe. Payroll deductions pursuant to an authorization shall commence with the payroll period in which the offering date occurs and shall end with the last payroll completed prior to the exercise date for the offering to which the authorization applies, unless the authorization is sooner terminated by the participant as provided in the ESPP. All payroll deductions shall be made on an after-tax basis.

●	A participant shall elect in the authorization for payroll deduction to have deductions made from his or her compensation on each payday in an amount equal to a whole percentage of from one to 15% of his or her compensation. All payroll deductions made for a participant shall be credited to a bookkeeping account maintained for such participant under the ESPP. In no event shall interest be paid to a participant with respect to payroll deductions credited to the participant’s account, whether such deductions are used in connection with the purchase of shares or are returned to the participant or the participant’s estate in cash.

●	Except as may be required by law, a participant may not make any payments to the participant’s account other than by authorization for payroll deduction. A participant may elect to decrease the payroll deduction rate at such time and in such manner as the Committee may prescribe. In no event shall a participant increase the amount of payroll deductions during an offering. A participant may discontinue participation in the offering as provided in the ESPP.

●	The Committee may provide for a separate election or different percentages or another method of payment under a subplan to the extent payroll deductions may not otherwise be practicable or permitted in a particular jurisdiction. Except as otherwise provided by the Committee, payroll deductions and any equivalents thereto may be accumulated in the local currency applicable under a subplan.

●	Except to the extent that doing so would jeopardize the status of the ESPP as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code, an employee outside the United States may be excluded from the ESPP (a) if their participation is prohibited under local law, (b) if complying with local law would cause the ESPP (other than a subplan) to violate the requirements of Section 423 of the Internal Revenue Code, (c) if their participation would result in adverse tax consequences to the employee under Section 409A of the Internal Revenue Code or (d) for such other reason(s) as the Committee may in its discretion determine.

●	No participant shall have rights as a shareholder with respect to Ordinary Shares until the shares are delivered and, except as otherwise provided in Section 15 to the ESPP, no adjustment shall be made for dividends of which the record date precedes the applicable purchase date.

●	The option price of shares for any offering shall be determined by the Committee and announced from time to time in advance of the commencement of an offering, but in no event shall the option price be less than the lesser of: (a) 85 percent of the fair market value of the shares on the offering date; or (b) 85 percent of the fair market value of the shares on the exercise date.

Assignability. Purchase rights granted to participants under the ESPP are not assignable or transferable, other than by will, or the applicable laws of descent and distribution.

Amendment and Termination of the ESPP. The Board has the right at any time to terminate the ESPP, and also has the right to amend the ESPP to any extent and in any manner, it may deem advisable, provided approval of the Company’s shareholders shall be required for any amendment as specified in the ESPP, or as required by applicable law.

Sub-Plans. The Board may adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the ESPP by eligible employees who are non-U.S. nationals or employed or located outside the United States.

Effective Date and Term. If the ESPP is approved by shareholders at the Meeting, the ESPP will become effective on the date of the Meeting. No purchase rights will be granted under the ESPP after the earlier to occur of the date on which all shares available for issuance under the ESPP have been issued or the termination of the ESPP by the Company.

Summary of U.S. Federal Income Tax Consequences Relating to the ESPP

The following is a summary of certain material U.S. federal income tax consequences associated with the grant and exercise of purchase rights under the ESPP under current federal tax laws and certain other tax considerations associated with purchase rights under the ESPP. The summary does not address tax rates or non-U.S., State, or local tax consequences, nor does it address employment tax or other federal tax consequences except as noted.

In general, an employee will not recognize U.S. taxable income until the sale or other disposition of the Ordinary Shares purchased under the ESPP (the “ESPP Shares”). Upon such sale or disposition, the employee will generally be subject to tax in an amount that depends on the employee’s holding period with respect to the ESPP Shares.

Employees will incur a U.S. federal income tax liability when they dispose of ordinary shares purchased under the Plan during their lifetime. For this purpose, a “disposition” of shares includes not only a sale, but also a gift, exchange or transfer of legal title. The amount of the tax will depend on the length of time they owned the ESPP Shares before the sale or other disposition.

●	If the employee sells or disposes of ESPP Shares more than one year from the date of purchase and more than two years after the first day of the offering period in which they were purchased, the employee will recognize ordinary income in an amount generally equal to the lesser of: (i) an amount equal to 15% of the fair market value of the ESPP Shares on the first day of the offering period (or such other percentage equal to the applicable purchase price discount), and (ii) the excess of the sale price of the ESPP Shares over the purchase price. The Company is not entitled to a corresponding income tax deduction. Any additional gain will be treated as long-term capital gain. If the ESPP Shares held for the periods described above are sold and the sale price is less than the purchase price, then the employee will recognize a long-term capital loss in an amount equal to the excess of the purchase price over the sale price of the ESPP Shares.

●	If the employee sells or disposes of ESPP Shares before the expiration of the holding periods described above, which we refer to as a “disqualifying disposition,” the employee generally will recognize as ordinary income (and subject to withholding on) an amount equal to the excess of the fair market value of the ESPP Shares on the date the ESPP Shares were purchased over the purchase price. In this situation, the Company is entitled to a corresponding income tax deduction. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the employee’s holding period with respect to the ESPP Shares.

If an employee does not dispose of the stock before death, the employee is treated as having ordinary income in the year of death in an amount equal to the lower of (a) fifteen percent of the market price of the shares at the beginning of the offering period in which they were purchased; or (b) the excess, if any, of the market price of the shares at the date of his death over the purchase price of the shares under the ESPP. The Company is not entitled to an income tax deduction with respect to the ordinary income arising at an employee’s death.

U.S. stockholders who are individuals, estates or trusts are generally required to pay a 3.8% tax on their net investment income (including dividends on and gains from the sale or other disposition of our shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their modified adjusted gross income exceeds applicable thresholds.

In making its recommendation with regard to the approval of the ESPP, the Compensation Committee and the Board each have also considered, inter alia: (i) the Company’s cash balance; (ii) the Company’s work plan, budget, long-term strategy and the Company’s Efficiency Plan; (iii) that it is in the best interest of the Company to decrease its expenses; (iv) the Company’s risk management, size and the nature of its operations; and (v) that the approval of the ESPP is in accordance with the Amended Compensation Policy.

The Board believes that the approval of the ESPP is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the adoption of the Company’s 2024 Employee Stock Purchase Plan, as set forth in the Proxy Statement”.

The approval of this proposal requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 12

TO APPROVE THE PARTICIPATION OF MR. ASHER DAHAN, THE COMPANY’S CEO AND
CHAIRMAN OF THE BOARD, IN THE COMPANY’S 2024 EMPLOYEE STOCK PURCHASE PLAN

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for a Company’s CEO, in accordance with or which exceed the terms of the Company’s compensation policy, require the approval by the Compensation Committee, the Board and Company’s shareholders (by a Special Majority, as defined above), in that order.

In order to reduce the Company’s salary expenses and in connection with the implementation of the Efficiency Plan, we now seek the shareholders’ approval for the participation of Mr. Asher Dahan, the Company’s CEO and Chairman of the Board, in the ESPP (subject to the approval of Proposal No. 11 above), in accordance with the Amended Compensation Policy (which is subject to the approval of Proposal No. 3 above). Mr. Dahan’s participation in the ESPP will allow the company to reduce its costs and to improve its cash balance, by replacing part of Mr. Dahan’s monthly salary with Ordinary Shares.

On August 15, 2024, the Compensation Committee and the Board approved, and recommended that the Company’s shareholders approve, the participation of Mr. Asher Dahan under the ESPP (the “Mr. Dahan’s Participation in the ESPP”). Following such approval, the Compensation Committee and the Board, in their own discretion and without the need of further shareholders’ approval, will be authorized to approve specific terms of participation of Mr. Dahan in the ESPP, subject to limitations and terms set forth in the ESPP and the Amended Compensation Policy.

In making its recommendation with regard to the approval of Mr. Dahan’s Participation in the ESPP, the Compensation Committee and the Board each have also considered, inter alia: (i) the Company’s cash balance; (ii) the Company’s work plan, budget, long-term strategy and the Company’s Efficiency Plan; (iii) that it is in the best interest of the Company to decrease its expenses; (iv) the Company’s risk management, size and the nature of its operations; and (v) that the approval of Mr. Dahan’s Participation in the ESPP is in accordance with the Amended Compensation Policy.

The Board believes that the approval of Mr. Dahan’s Participation in the ESPP as part of the Efficiency Plan, is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the participation of Mr. Dahan under the 2024 Employee Stock Purchase Plan, as set forth in the Proxy Statement”.

The approval of this Proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 13

TO APPROVE THE PARTICIPATION OF MR. GUY WAGNER, THE COMPANY’S CSO AND
DIRECTOR, IN THE COMPANY’S 2024 EMPLOYEE STOCK PURCHASE PLAN

Under the Companies Law and the position statements by the Israeli Securities Authority, arrangements concerning compensation for a Company’s director who also serves as officers, in accordance with or which exceed the terms of the Company’s compensation policy, require the approval by the Compensation Committee, the Board and Company’s shareholders (by a Simple Majority in case such arrangements are in accordance with the terms of the Company’s compensation policy, and by a Special Majority in case such arrangements exceed the terms of the Company’s compensation policy).

In order to reduce the Company’s salary expenses and in connection with the implementation of the Efficiency Plan, we now seek the shareholders’ approval for the participation of Mr. Guy Wagner, the Company’s CSO and Director, in the ESPP, in accordance with the Amended Compensation Policy, and as part of the Efficiency Plan (subject to the approval of Proposal No. 11 above). Mr. Wagner’s participation in the ESPP will allow the company to reduce its costs and to improve its cash balance, by replacing part of Mr. Dahan’s monthly salary with Ordinary Shares.

On August 15, 2024, the Compensation Committee and the Board, approved and recommended that the Company’s shareholders to approve, the participation of Mr. Wagner under the ESPP (the “Mr. Wagner’s Participation in the ESPP”). Following such approval, the Compensation Committee and the Board, in their own discretion and without the need of further shareholders’ approval, will be authorized to approve specific terms of participation of Mr. Wagner in the ESPP, subject to limitations and terms set forth in the ESPP and the Amended Compensation Policy (which is subject to the approval of Proposal No. 3 above).

In making its recommendation with regard to the approval of Mr. Wagner’s Participation in the ESPP, the Compensation Committee and the Board each have also considered, inter alia: (i) the Company’s cash balance; (ii) the Company’s work plan, budget, long-term strategy and the Company’s Efficiency Plan; (iii) that it is in the best interest of the Company to decrease its expenses; (iv) the Company’s risk management, size and the nature of its operations; and (v) that the approval of Mr. Wagner’s Participation in the ESPP is in accordance with the Amended Compensation Policy.

The Board believes that the approval of Mr. Wagner’s Participation in the ESPP as part of the Efficiency Plan, is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the participation of Mr. Wagner under the 2024 Employee Stock Purchase Plan, as set forth in the Proxy Statement”.

In case Proposal 3 will not be approved, the approval of this proposal will require the affirmative vote of a Special Majority (as defined in this Proxy Statement). In case Proposal 3 is approved, the approval of this proposal will require the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

PRESENTATION AND DISCUSSION REGARDING THE COMPANY’S FINANCIAL STATEMENTS
AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2023, to the Company’s shareholders.

The financial statements and Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 15, 2024, are available on the Company’s website at the following address:

https://www.sec.gov/Archives/edgar/data/1887673/000121390024023073/ea0200952-20f_wearable.htm

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and Annual Report for the year ended December 31, 2023.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

VStock Transfer, LLC

18 Lafayette Place

Woodmere, New York 11598

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and this proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 22, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 22, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board

Wearable Devices Ltd.
Asher Dahan, Chief Executive Officer

Exhibit A

Amended Compensation Policy for the Company’s Executive Officers and Directors

Wearable Devices Ltd.

(“the Company”)

Compensation Policy for Company’s Office Holders

Dated: ~~March 2022~~August 2024

1.	Introduction

1.1	Pursuant to the provisions of the Companies Law, 1999 (hereafter – “the Companies Law”), on March 6, 2022, the Company’s Board of Directors approved a compensation policy (hereafter – the “Policy”) with respect to the terms of service and / or employment of Company’s office holders (as defined below) (hereafter - the “office holders”), after discussing and considering the recommendations of the Company’s Compensation Committee regarding this matter.

1.2	The provisions of the Policy shall be subject to the provisions of any cogent law applicable to the Company and its office holders in any territory.

1.3	The underlying principles and purposes of the Policy are as follows: (a) promoting the Company’s goals, its work plan and its policy for the long-term; (b) compensating and providing incentives to office holders, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s office holders by compensating those entitled for compensation under the Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled officers in a global and competitive market; and (e) adjusting the compensation of office holders to the contribution of the office holder to the achievement of the Company’s goals.

1.4	This Policy is a multi-annual policy that will be effective for a period of five years from the date of its approval. This policy shall be brought forward for re-approval by the Company’s Compensation Committee, the Company’s Board of Directors and the general meeting of its shareholders after three years have elapsed since the date of approval thereof and so forth, unless any changes need to be made to the Policy in accordance with the law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Compensation Committee and Board of Directors shall check, from time to time, whether the compensation that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1.6	This Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenge it faces in recruiting and retaining high-quality officers in such an environment; it is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its office holder, which – in order to remove any doubt – this policy cannot change.

2.	The Policy

2.1	Definitions

Office holder- as defined in the Companies Law- 5759-1999, i.e., Chief Executive Officer (CEO), deputy CEO, Directors, Chairman, Subordinate office holder, any person filling any of these positions in the Company even if he holds a different title, and any other manager directly subordinate to the CEO.

Subordinate office holder- Office holder subordinate reporting directly to the CEO.

Foreign office holder- Office holder who his / her residency is outside of Israel.

2.2	Components of the Policy

In accordance with the Policy, the compensation of the Company’s office holders shall be based on all or some of the following components:

2.2.1	Basic salary component– refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee office holder) – the monthly gross consultation fees, excluding VAT (if applicable);

2.2.2	Social and related benefits - social benefits as prescribed by local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

2.2.3	Variable cash compensation (bonus) – short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain office holder will be paid discretionary annual bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.2.4	Variable equity-based compensation– share-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(The components in sections 2.2.3 and 2.2.4 above shall be called hereafter: “the variable components”).

At the time of approval of the compensation package of an office holder, the Compensation Committee and Board of Directors of the Company shall assess the compliance of each of those components and of the total cost of employment and/or consultancy fee with the criteria set out in this plan.

2.3	Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of a Company office holder.

2.3.1	Education, skills, expertise, tenure (specifically in the Company and in the office holder’s field of expertise in general), professional experience and achievements of the office holder;

2.3.2	The role of the office holder, his areas of responsibility and his employment or services terms under previous wage agreements entered into with this office holder;

2.3.3	The office holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.3.4	The extent of responsibility delegated to the office holder.

2.3.5	The Company’s need to recruit or retain an office holder with unique skills, knowledge, or expertise.

2.3.6	Whether a material change has been made to the role or function of the office holder, or to the Company’s requirements from this office holder.

2.3.7	The size of the Company and the nature of its activities.

2.3.8	As to service and employment terms that include retirement grants – the term of service or employment of the office holder, the terms of his service and employment over the course of this period, the Company’s performances in the said period, the office holder’s contribution to the achievement of the Company’s goals and the circumstances of the retirement.

2.3.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the office holder’s salary compared to the salaries of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.3.1 below); (b) the availability of suitable candidates that can serve as office holders in the Company, the recruitment and retainment of the office holders and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.4	Payroll review

2.4.1	For the purpose of determining the payroll that can be offered to an office holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/revenues and other relevant parameters (if such companies exist).

2.4.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Compensation Committee has issued its recommendations regarding this matter.

2.5	Basic salary, benefits and other related benefits

2.5.1	The basic salary of a new Company office holder shall be determined taking into accounts the parameters described in section 2.3 above and the conclusions of the payroll review described in section 2.4 above (should such a review be conducted).

2.5.2	The basic salary shall be in absolute numbers. The Company may determine that an office holder’s salary shall be linked to a certain currency or index.

The Company’s Compensation Committee and the Board of Directors may decide to exchange basic salary with equity-based compensation, either in whole or in part, by issuing Restricted Shares (“RS”) or Restricted Share Units (“RSUs”) or options to purchase ordinary shares ("Options" and together with the RS and RSUs, the “Awards”) which may be granted in a minimum par value per share as allowed under applicable law and may be vested on a monthly basis, in accordance with applicable law.

In such case, the calculation of the Awards value in comparison to the basic salary will be up to two (2) times of the basic salary for the relevant month.

2.5.3	In any case, the basic monthly salary, or alternatively, the monthly consultation fees shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing May 2015):

Position**	Maximum basic salary* in $
Active Chairman of the Board of Directors (“Active Chairman”)	30,000
Company’s CEO (“CEO”)	27,500
Subordinate Office holders	25,000
Foreign Office holders	25,000

*	An amount paid to an office holder other than an Active Chairman, as monthly consultation fees (in respect of which an invoice is issued), which is up to 1.3 times higher than the maximum basic salary set for his position, shall not be considered to be a deviation from the Policy.

**	The amounts presented above are in respect of a full-time position; those amounts shall change in proportion to the scope of position of the office holder.

2.5.4	Social benefits[1], related benefits, reimbursement of expenses

The compensation package may include benefits that are generally acceptable in the market where employee serves, such as vacation pay2, contributions towards pension, life insurance, education fund, training fund saving, health insurance, social rights and benefits, mobile phone (including grossing up of the taxable value of the phone), internet and landline, gifts on public holidays, recreation, medical tests, medical insurance and/or undertaking such an insurance policy and other expenses, all as approved by the Compensation Committee and the Company’s Board of Directors, at their discretion and in accordance with the applicable Company policy.

[1]	As to an office holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above on top of his monthly fee in lieu of the said expenses.
[2]	An office holder shall be entitled to annual leave as prescribed by law, but the Company may grant him further paid leave up to a maximum of 24 working days per year. The Company may allow the office holder to accumulate vacation days over his term of office in accordance with Company’s procedures.

2.5.5	Vehicle

Company office holders shall be entitled to receive a Company vehicle (including by way of leasing) in the following costs:

●	CEO- up to $70,000 or by way of leasing in the amount of up to $1,700 per month excluding VAT, linked to the consumer price index.

●	Subordinate office holders- up to $60,000 or by way of leasing in the amount of up to $1,600 per month before VAT, linked to the consumer price index.

Such entitlement may include grossing up the taxable value of this benefit, fuel expenses, licensing, insurance and other related expenses.

The Company may add an amount equal to the vehicle costs as additional salary to the office holder, provided that the total payroll will be in accordance to the limitation of the Policy.

2.5.6	Insurance, indemnification, and exemption

Insurance

2.5.6.1	Company’s office holders shall be entitled to insurance coverage, including “run-off” and/or SIDE A type policies, to be provided by a liability insurance policy of directors and office holders, including the controlling shareholders, which the Company will purchase from time to time, subject to the approvals required by law.

2.5.6.2	Subject to the provisions of the law, as amended from time to time, and without detracting from the provisions of section 2.5.6.1 above, the Company’s office holders shall be entitled to benefit from coverage provided by a liability insurance of directors and office holders, which the Company will purchase from time to time, subject to the approval of the Compensation Committee alone (and the approval of the Board of Directors, if required by law), provided that the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities:

a.	The limit of insurer’s liability under the insurance policy shall not exceed $~~15~~30,000,000 per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.

b.	The insurance policy may include an entity cover that will cover the Company itself in case of lawsuits filed against it under the securities law (whether those lawsuits are filed only against the Company and whether they are filed against the Company and office holder thereof or an office holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer's take precedence over the right of the Company itself.

c.	Without derogating Section 2.5.6.2(b) above, the total annual premium that the Company will pay to an insurance company for the office holders liability insurance as described above, shall be (i) in market conditions and in an immaterial cost; or (ii) shall not exceed a total of $1,200,000.

d.	In case of a material change in risk, or a change in control, or in case the policy is not renewed, the Company shall be entitled to purchase a Run-Off coverage of up to 7 years (the “Run Off period”), for a premium for the Run Off period in the rate of up to 300% of the last paid annual premium.

e.	The excess amounts set in the insurance policies shall not exceed the amounts normally applicable in the insurance market for policies of this type as of the date of purchasing and renewing the insurance on a periodic basis.

f.	In this section 2.5.6.2, if the overages do not exceed 10%, this will not be considered as an exemption of the Policy.

Indemnification and Exemption

2.5.6.3	The Company’s office holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association. The overall amount of indemnification per event to each office holder and to all office holders together, individually or in aggregate, shall not exceed the greater of: (i) 25% of the effective shareholders’ equity of the Company; and (ii) $5,000,000 (the maximum indemnification amount).

For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the liability insurance of directors and office holders, which the Company has purchased or will purchase from time to time.

2.5.6.4	Company office holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the law and the Company’s articles of association.

2.6	Compensation in connection with termination of employment

2.6.1	Advance notice period

2.6.1.1	An office holder may be entitled to advance notice period or payment in lieu of advance notice period, as follows:

Chairman- up to 60 days advance notice period.

CEO- up to 90 days advance notice period.

Subordinate office holder- up to 60 days advance notice period.

2.6.1.2	Over the course of the advance notice period, the office holder shall continue to do his job in the Company at the request of the Company, unless the Company decides that he will not do so, in which case the office holder may be entitled to continue and receive over the advance notice period all employment and service terms, which were agreed upon in his employment agreement.

2.6.1.3	The service or employment terms of the office holders may include a provision whereby the Company may terminate the services or employment of the office holder without an advance notice period in cases which deny eligibility for severance pay according to the law, including the following cases: (a) conviction of an offence involving moral turpitude; (b) an office holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf and/or will harm the Company’s reputation; (c) in case the office holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company rights which were developed due to or as part of his work at the Company; (d) Any other case in which the Company is legally entitled to refrain from payment of severance pay.

2.6.2	Severance pay

Office holders, who are Company’s employees, will be entitled to severance pay in accordance with the provisions of the local law.

2.6.3	Retirement terms

2.6.3.1	The retirement terms of Company’s office holders shall be determined by the Compensation Committee and the Board of Directors, in accordance with the following table, while taking into account, among other things, the parameters set out in section 2.3 above, the period of service or employment of the office holder, the terms of service and employment over the course of this period, his contribution to the achievement of the Company’s and the circumstances of the retirement:

Seniority	Validation of the right from termination of employment / services date
3 Years and above	Up to 2 monthly salaries of adjustment
5 Years and above	Up to 3 months salaries of adjustment

2.7	Annual bonus

In addition to the basic salary, the compensation package of Company’s office holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the annual bonus”).

For the purpose of this Annual bonus section, whenever the term “salary” is used, it means (i) in the case of an employed office holder – the gross salary in terms of employer cost as paid to the office holder for the month of December in the relevant year, including any social benefits and related benefits as detailed in section 2.5.4 and 2.5.5 herein and (ii) in the case of office holder with no employer-employee relationship – the fee paid to the office holder for the month of December in the relevant year, excluding VAT (if applicable).

2.7.1	Components of the annual bonus

The Company may grant an Office holder an annual bonus up to the maximum annual bonus as described in the table in section 2.7.7 below, based on the compensation plan which will be approved by the compensation committee and the Board of Directors for each year in advance.

At the end of each year, the Compensation Committee and Board of Directors will review the office holders’ meeting their measurable targets in order to determine that component of the annual bonus, which is based on measurable targets. The Compensation Committee and Board of Directors may determine to pay only part of the component of the annual bonus, which is based on measurable targets, if the office holder meets only some of the targets.

According to the rates stated below, the components for each of the Office holders of the annual bonus will be:

(i)	Measurable Company Targets (from the categories in the list below);
(ii)	Measurable Personal Targets (from the categories in the list below); and
(iii)	Discretionary Bonus (according to the limitations set forth herein)

	Measurable Company Targets	Measurable Personal Targets	Discretionary Bonus
Active Chairman / CEO	0-100%	0-100%	0-35% (by Board of Directors), see section 2.7.3(1) below
Subordinate Office holders	0-100%	0-100%	0-50% (by CEO), see section 2.7.3(2) below.

2.7.2	Measurable Targets (Company and Personal)

Set forth below are several suggested criteria for the annual bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding or removing some of those criteria, considering the role of each office holder, his areas of responsibility and the Company’s activity. a bonus that is based on meeting principal and personal performance metrics that are quantified and set out in the Company’s work plan and attributed to the relevant office holder. These performance metrics may include, among other things:

Active Chairman and CEO Measurable Targets Criteria

(a)	Sales and marketing targets.
(b)	Increase of revenue targets.
(c)	Engagement in contracts with revenue potential in a determined amount.
(d)	Engagement in collaboration contracts.
(e)	Engagement of material contracts and/or strategic contracts.
(f)	Achievement of product development milestones.
(g)	Reducing costs.
(h)	Achievement of targets/milestones relating to Company’s products and projects.
(i)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.
(j)	Achievement of regulatory approvals.
(k)	Achievement of reimbursement for the Company’s products.
(l)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.
(m)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.
(n)	Achievement of achieving new and/or innovative technologies.

Subordinate Measurable Targets Criteria

(a)	Sales and marketing targets.
(b)	Increase of revenue targets.
(c)	Engagement in contracts with revenue potential in a determined amount.
(d)	Engagement in collaboration contracts.
(e)	Engagement of material contracts and/or strategic contracts.
(f)	Achievement of product development milestones.
(g)	Reducing costs.
(h)	Achievement of targets/milestones relating to Company’s products and projects.
(i)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant office holder’s area of activity.
(j)	Achievement of regulatory approvals.
(k)	Achievement of reimbursement for the Company’s products.
(l)	Budget and work plan related targets.
(m)	Inventory and Production related targets.
(n)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.
(o)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.
(p)	Achievement of achieving new and/or innovative technologies.

2.7.3	Discretionary bonus

(1)	With regard to the Company’s CEO and an active Chairman of the Board of Directors – most of the annual bonus will be based on measurable targets and an immaterial portion of the annual bonus (for that purpose “immaterial portion” – the higher of (a) a total of 3 (gross) monthly salaries or (b) 35% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria.

Notwithstanding the above, if in a specific year the Company does not pay the CEO or the active Chairman (as applicable) an annual bonus that is based on measurable targets (i.e., if the discretionary annual bonus paid to the CEO or the active Chairman (as applicable) constitutes the total annual bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the active Chairman (as applicable and separately) shall not exceed three (3) gross monthly salaries of that office holder.

(2)	With regard to Subordinate Office Holders– subject to the provisions of the law, Subordinate Office Holders, may be eligible to an annual bonus that is based on measurable targets and to a discretionary annual bonus. It should be clarified that the amount of the discretionary bonus that the Company may pay to Subordinate Office Holders, shall not exceed three (3) gross monthly salaries of the Subordinate Office Holder.

The amount of the annual bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every office holder at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant office holder, by the competent organs of the Company (in accordance with the provisions of the law and the positions of the Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Office Holders, shall be determined by the Company’s Compensation Committee and Board of Directors, at the recommendation of the CEO.

2.7.4	Neutralization of one-off events

As part of the calculation of the eligibility to annual bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.7.5	The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the Company’s CEO (with regard to Subordinate office holders) and by the Company’s Board of Directors with regard to active Chairman and the CEO, while listing the underlying reasons for their recommendation.

Notwithstanding the foregoing, subject to applicable law, the Company’s competent organs shall be entitled to approve payment of discretionary bonus on an Annual, quarterly, monthly, or otherwise basis.

2.7.6	Annual bonus that is based on measurable targets only

2.7.6.1	Subject to the provisions of the law and the positions of the Israeli Securities Authority (as amended from time to time):

a.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to active Chairman of the Board of Directors or any other director, if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the office holder in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an office holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (up to three salaries); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data and which applies in the same manner to the controlling shareholder and his relative and to other office holders, who are not related to the controlling shareholder.

2.7.7	The maximum annual bonus of office holders as of date of payment thereof (both in respect of Discretionary Bonus and in respect of bonus based on Measurable Targets):

Role	Maximum Annual Bonus[3]
Active Chairman	Up to 9 salaries (subject to the provisions of section 2.7.3(1) above)
CEO	Up to 9 salaries (subject to the provisions of section 2.7.3(1) above)
Other Subordinate Office holders	Up to 6 salaries

2.7.8	The Compensation Committee and Board of Directors may decide to pay the annual bonus in cash and/or equity.

2.7.9	The Compensation Committee and Board of Directors may decide to postpone the payment of the annual bonus or reduce the amount of the annual bonus to which the office holder is entitled, at their own discretion.

2.7.10	The Company may pay an office holder, who has not completed a full year of employment, a proportionate share of the bonus according to the period of employment of the office holder.

2.7.11	he office holder shall repay to the Company that portion of the bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three (3) years after the original approval of the relevant financial statements.

2.8	One-Time Bonus

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a one-time bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including the chairman and directors, in respect of special efforts performed by the officer and / or in respect of the significant contribution of the officer to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business (the “One-Time Bonus”).

The aggregate amount of one-time bonus and annual bonus, shall not exceed 9 monthly base salaries. The One-Time Bonus is separate from the Special Bonus and the annual bonus.

An approval of a One-Time Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the all discretionary bonuses does not exceed 12 monthly salaries.

[3]	The maximum values are in respect of the aggregate annual bonus – bonus based on measurable targets and discretionary bonus.

2.9	Special Bonus- merger or sale or assignment by the Company of all or substantially all of its shares or assets

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Bonus, as described in Section 2.7 above), to an office holder, including board members and chairman, in case of a consummation of a merger, or sale or assignment by the Company of all or substantially all of the issued and outstanding shares of the Company and/or all or substantially all of the Company’s assets (the “Special Bonus”). The Special Bonus for all office holders together will be subject to a limit of 8% of the Transaction value, and in accordance with applicable law (the “Special Bonus”).

The Special Bonus is separate from the One-Time Bonus and the Annual Bonus.

An approval of a Special Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the all discretionary bonuses does not exceed 9 monthly salaries.

2.10	Commissions

The CEO, may decide to grant Office holders that are providing services of sales and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Office holders” and “Commission”, respectively). The purpose of granting Commissions to Sales Office holders is to incentivize Sales Office holders to increase the amount of sales of Company's products. For each Sales Office holder, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 5% from direct contribution to the Company's income from sales, and in any case, the amount paid for each Sales Office holder shall not exceed $150,000. The Commissions will be paid on either a monthly, quarterly or annual basis. The maximum amount of Commissions shall be considered from time to time.

The Commission paid to a Sales Office holder shall be separate from the Annual Bonus and/or Special Bonus given to them, or instead of Annual Bonus and/or Special Bonus, as suggested by in each case by the CEO and approved by the Compensation committee.

The Commission shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 2.12 herein

2.11	Long-term compensation

2.11.1	The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the office holder’s compensation. In addition, granting long term compensation is a tool for preserving good personnel. The principles for the long-term compensation are as follows:

2.11.1.1	The Company will provide equity-based compensation, which can include ~~, Restricted Share Units (“~~Options, RSUs~~”)~~ and or any other equity-based compensation in accordance with the Option Plan, to office holders, from time to time at the Board’s discretion.

2.11.1.2	Vesting Period- The vesting period will not be less than one year, except in cases of acceleration, in accordance with the Policy, the employment agreement and / or services with the office holder and as will be from time to time, or in case the vesting depends on milestones.

2.11.1.3	Acceleration Mechanism- The Board of directors (and in relation to the CEO or directors, as required by applicable law) may allow immediate acceleration for any unvested options and/or RSUs granted to office holders, upon closing of a Deemed Liquidation (as defined below):

"Deemed Liquidation" - shall mean: (i) the acquisition of the Company by, or the merger of the Company with another entity, consolidation, reorganization and/or recapitalization; provided that any of the said events results in an event prescribed under subsection (iii) below; (ii) sale, assignment or disposal by the Company of all or substantially all of the issued and outstanding shares of the Company; (iii) any other transaction or series of transactions following which the shareholders of the Company prior to the closing of such transaction own, directly or indirectly, less than 50% (fifty percent) of the voting power of the surviving entity (except in connection with public offering).

It is clarified that the Company's Board of Directors will be entitled to reduce the definition of "Deemed Liquidation" at the time of the equity-based grant, and to determine that "a deemed liquidation is one or more of the aforementioned criteria.”

2.11.1.4	Exercise Price- The exercise price of the equity-based compensation will be determined according to the average price of the last 30 trading days share price, prior to the grant date.

2.11.1.5	Expiration date - up to ten (10) years from the date of grant.

2.11.1.6	The grant of equity-based compensation will be granted as far as possible under section 102 of the Income Tax Ordinance to employees employed in Israel (in cases of workers abroad under the existing law in those countries).

2.11.1.7	the equity-based compensation is subject to the following principles (and in any case- the lowest of):

1.	The value of compensation in accordance with number of monthly salaries as specified below. The maximum compensation value is for one-year term and shall be calculated on a linear basis[4].

2.	the maximum rate of dilution for shareholders which will not exceed the rate listed below.

Maximum amounts as follows:

Role	Chairman	CEO	Subordinate Office holder
Maximum Monthly Salaries	6	6	6
Maximum Dilution Rate	2%	2%	2%

2.11.1.8	Other conditions for long-term compensation will be in accordance with the Wearable Devices Ltd. 2015 Share Option Plan or any other long term compensation plan that will be adopted by the Company.

2.11.1.9	The above-mentioned ratios and guidance will be effective to grants following the closing of a public offering.

2.11.2	The Compensation Committee and the Board of Directors (and in relation to the CEO or directors, as required by applicable law) may decide to exchange accrued and unpaid cash salary given to office holders, including controlling shareholders and/or ~~s~~relatives of controlling ~~s~~shareholders (if applicable and only in the event described in this section 2.11.2), with RSUs or any other equity-based compensation in accordance with the Company’s than in effect equity incentive plans (the “Exchanged equity-based compensation”).

[4]	The calculation of the maximum annual value of such grant will take into consideration all previous grants’ value to the officer holder in each year.

The Exchanged equity-based compensation terms will be determined according to the following:

2.11.2.1.	Vesting Period- will be no less than one month.

2.11.2.2	Share Price- will be calculated at the Board of Directors’ discretion granted in the minimum par value per share and allowed under applicable law. In such case the calculation of RSU value in comparison to the basic salary will be up to two (2) times of the basic salary for the relevant month.

All other relevant terms will be as specified in section 2.11.1 above.

2.11.3	Employee Stock Purchase Plan

Without derogating from section 2.5.2 and section 2.11.2 above, subject to applicable law and any additional approval as may be required by applicable law, the Compensation Committee and the Board of Directors, may adopt, from time to time, an Employee Stock Purchase Plan (or "ESPP"), or any similar plan (and to amend such plans), for the purpose of enabling, among others, officeholders and directors of the Company, to use payroll deductions to purchase the Company’s ordinary shares, and thereby acquire an ownership interest in the Company. The terms of such acquisitions shall be determined and described within such plans.

2.12	The ratio between the variable components and the basic salary component[5]

Role	The ratio between the variable components and the total compensation
Active Chairman of the Board of Directors	Up to 60%
CEO	Up to 60%
Subordinate Office Holders, if any	Up to 60%
Foreign Office holders	Up to 60%

2.13	Extending the term of existing agreements with Company office holders and making amendments to those agreements

2.13.1	Prior to extending the term of the services or employment agreement with a Company office holder (whether this involves changes to the terms of employment or not), the office holder’s existing compensation package will be assessed in relation to the parameters set out in section 2.3 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.4 above.

2.13.2	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Company’s CEO will need to be approved by the Compensation Committee alone, if it approves that the changes are, indeed, immaterial and the change complies with the provisions of this Policy.

2.13.3	Subject to the provisions of the law and the positions of the Israeli Securities Authority, as amended from time to time, immaterial changes made to the service or employment terms of the Subordinate Office Holders shall be approved by the Company’s CEO alone, and the approval of the Compensation Committee will not be required, provided that the service and employment terms of that office holder comply with the provisions of this Policy.

In sections 2.13.2 and 2.13.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 5% of the overall annual cost of compensation of the office holder.

[5]	For that purpose, the “variable components” include the annual bonus, one-time bonus, special bonus and annual value of the share-based payment (excluding share-based expenses related to grants made prior to the public offering).

2.14	Compensation of directors

2.14.1	The directors of the Company will be entitled to annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (rules regarding remuneration and expenses for an external director), 2000 hereafter and the Companies Regulations (exemptions for dual companies), 2000 (“the compensation regulations”), as they will be from time to time and according to the Company's rank.

2.14.2	In addition, the directors of the Company will be entitled to compensation of travel and parking expenses. In the case of a director (except for external directors) with additional expertise in the Company's operations and / or in other areas where the Board has decided that they are necessary for the Company, the Company will be entitled, to award that director, solely that the aggregate amount of the annual compensation to which the director is entitled, does not exceed the amount specified in section 2.5.3.

2.14.3	The Company may grant equity-based compensation to directors, including external directors and independent directors, from time to time, all in accordance with applicable law. The fair value of securities granted to directors at the grant date, as reflected in the Company's financial statements, will be calculated on the basis of accepted valuation methods (such as Black & Scholes / Intermediate), and will not exceed 75% of the total annual compensation and participation compensation given to directors in the 12 months preceding grant date, or up to $50,000.

2.14.4	All other provisions regarding the long-term compensation that apply to the officers under this Policy, will also apply to the long-term compensation granted to directors.

2.15	Recoupment Policy

The Company may seek reimbursement of all, or a portion of any compensation paid to an Office Holder based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Office holders to the extent such Office Holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time in accordance with a recoupment policy adopted from time to time by the Compensation Committee or the Board of Directors. Any recoupment under this Section 2.15 may be in addition to (and not limited by) any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under applicable law.

2.16	Exchange Rate

Monetary amounts in this Policy are quoted in $, yet subject to the applicable currency exchange rates.

2.17	The ratio between the salary of office holders and the salary of all other Company employees as of the date of the compensation policy

The ratio of the average and median salary between the officers to the other full-time employees will be up to the following ratios:

Role	Ratio to the average salary[6]	Ratio to Median salary
CEO	7	7
Subordinate office holders	6	6

[6]	The ratio to the average salary and the median salary refers to the salary cost of the employees of Wearable Devices Ltd. only, and does not include the cost of the salaries of the officers.

As of the date of the compensation policy in the Company, there are 12 full-time employees who are not office holders. It is clarified that for the purpose of calculating the aforesaid ratios, only the employees of Wearable Devices Ltd. were included.

At the time of approval of the compensation policy, the compensation committee examined the existing gaps between the officers and the other employees. The existing Ratio of CEO and subordinate office holders to average salary is approximately 2. The compensation committee and the Board of Directors believe that these data have a limited effect on determining the salaries of the Company's officers, given the structure of the Company, the small number of full-time employees and the low salary of CEO and office holders reflected by the financial condition of the company prior the significant fund raising.

3.	The powers of the Compensation Committee and the Company’s Board of Directors regarding the Policy

3.1.	The Company’s Board of Directors is charged with the management of the Policy and all actions required for management thereof, including the power to interpret the provisions of the Policy where doubts arise as to the manner of its implementation.

3.2.	The Company’s Compensation Committee and Board of Directors will assess, from time to time, the Policy and the need to adjust it, inter alia, in accordance with the considerations and principles set out in this policy, while taking into account the changes in the Company’s goals, market conditions, Company’s profits and revenues in previous periods in real time and any other relevant information.

3.3.	In order to assess the Company’s Policy, the Company’s Compensation Committee and its Board of Directors will monitor the implementation of the Policy in the Company.

***

Exhibit B

Amendment to the Company’s Amended and Restated Articles of Association that reflects the cancelation of the nominal value of the Company’s Ordinary Shares

“5.	Authorized Share Capital.

(a) The share capital of the Company shall consist of 50,000,000 Ordinary Shares, no par value each (the “Shares”).

(b) The Shares shall rank pari passu in all respects.”

B-1

Exhibit C

U.S. Addendum to the Company’s 2024 Global Equity Incentive Scheme

WEARABLE DEVICES LTD.

ANNEX B – UNITED STATES SUB-PLAN

TO 2024 GLOBAL EQUITY INCENTIVE PLAN

1.	Purpose of this Annex

This Annex (also referred to as the “Annex”) is part of the Wearable Devices Ltd. (“Company”) 2024 Global Equity Incentive Plan (the “Plan”) and was adopted by the Board on August 15, 2024 (“Annex Adoption Date”). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Plan. This Annex governs grants of Awards to Employees and other Service Providers who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, “U.S. Persons”).

2.	Provisions of the Annex

The provisions of the Annex shall supersede and govern in the case of any inconsistency between the provisions of the Annex and the provisions of the Plan; provided, however, that this Annex shall not be construed to grant to any Grantee rights not consistent with the terms of the Plan, unless specifically provided herein.

Any provisions or limitations of the Plan applicable to Awards held by a trustee shall be inapplicable to an Award granted pursuant to or governed by the provisions of this Annex.

The provisions of this Annex that authorize the award of ISOs (as defined in Section 5 below) shall be effective as of the Annex Adoption Date and ISOs may be granted if and only if the holders of a majority of the outstanding share capital present, or represented, and entitled to vote thereon (voting as a single class) at a duly held meeting of the shareholders of the Company approve the Plan within twelve (12) months of such date. If approved by the shareholders, ISOs may be granted under this Annex from time to time until the earlier of (a) the term of the Plan; or (b) the close of business on the tenth anniversary of the Annex Adoption Date.

3.	Eligibility

(a) The individuals who shall be eligible to receive Awards under the Plan that are subject to the provisions of this Annex shall be all Employees and Non-Employees who are U.S. Persons, and who render services of special importance to the management, operation or development of the Company or an Affiliate and who have contributed or may be expected to contribute materially to the success of the Company or an Affiliate. ISOs (as defined in Section 5 below) shall only be granted to any individual who is an employee of the Company, provided it is treated as a corporation for United States federal tax purposes, or an Affiliate that also satisfies the requirements of Sections 424(e) or 424(f) of the Internal Revenue Code of 1986, as amended (the “Code”), which is generally a corporation in the group with respect to which there is at least fifty percent (50%) voting power (for purposes of this Annex, an “ISO Corporation”). NSOs (as defined in Section 5 below) shall only be granted with respect to “service recipient stock” within the meaning of United States Treasury Regulation Section 1.409A-1(b)(5)(iii).

4.	Shares Available; Other Board Limitations

Notwithstanding anything to the contrary in the Plan, a total of 500,000 Shares, subject to adjustments as set forth in Section 6 of the Plan, shall be available for grant pursuant to this Annex as ISOs. Shares underlying ISOs that fail to vest or be fully exercised prior to expiration or other termination shall again become available for grant as ISOs pursuant to this Annex as permitted by applicable law.

Notwithstanding anything to the contrary in the Plan, no changes by the Board shall, without approval of the Company’s shareholders: (a) increase the total number of Shares available for Award pursuant to this Annex as ISOs, except by operation of the provisions of Section 6 of the Plan; (b) change the class of persons eligible to receive ISOs pursuant to this Annex; or (c) extend the date on which ISOs can be granted pursuant to this Annex beyond the tenth anniversary of the Annex Adoption Date.

5.	Terms and Conditions of Options

Every Option granted to a U.S. Person shall be evidenced by an Award Agreement in such form as the Committee all approve from time to time, specifying the number of Shares that may be purchased pursuant to the Option, the time or times at which the Option shall become exercisable in whole or in part, whether the Option is intended to be an incentive stock option (“ISO”) or a nonqualified stock option (“NSO”) and such other terms and conditions as the Committee shall approve, and containing or incorporating by reference the following terms and conditions. The Plan and this Annex shall be administered in such a manner as to permit those Options granted hereunder and specially designated as an ISO to qualify as incentive stock options as described in Section 422 of the Code.

(a) Duration. In no event shall an Option granted under this Annex expire later than ten (10) years from its grant date; provided, however, that an Option under this Annex may expire earlier as provided by the Plan or the Award Agreement; and provided, further, that no ISO granted to an Employee who owns (directly or under the attribution rules of Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any ISO Corporation shall expire later than five (5) years from its date of grant.

The authority afforded the Committee in Section 7.5(iii) of the Plan shall not apply to an ISO and shall apply to an NSO only to the extent the NSO remains exempt from Section 409A of the Code.

(b) Purchase Price. The Purchase Price of each Option shall be as specified by the Committee in its discretion; provided, however, that the Purchase Price shall be at least 100 percent (100%) of the Fair Market Value of the Shares on the date on which the Board grants the Option, which shall be considered the date of grant of the Option for purposes of fixing the Purchase Price; and provided, further, that the Purchase Price with respect to an ISO granted to an Employee who at the time of grant owns (directly or under the attribution rules of Section 424(d) of the Code) stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or of any ISO Corporation shall be at least 110 percent (110%) of the Fair Market Value of the Shares on the date of grant of the ISO.

(c) Method of Exercise. To the extent that it has become exercisable under the terms of the Award Agreement, an Option may be exercised from time to time in accordance with the Plan by providing notice pursuant to the provisions of Section 7 of the Plan and stating the number of Shares with respect to which the Option is being exercised and accompanied by payment of the Purchase Price in a manner provided by the Plan or Award Agreement, as applicable. If the Grantee fails to pay for or to accept delivery of all or any part of the number of Shares specified in his or her notice upon tender of delivery thereof, his or her right to exercise the Option with respect to those Shares not paid for or accepted shall be terminated, unless the Company otherwise agrees.

Notwithstanding Section 5 of the Plan, in no event shall the “net exercise” method be used to exercise an ISO.

(d) Notice of ISO Stock Disposition. The Grantee must notify the Company promptly in the event that he or she sells, transfers, exchanges or otherwise disposes of any Shares issued upon exercise of an ISO before the later of (i) the second anniversary of the date of grant of the ISO or (ii) the first anniversary of the date the shares were issued upon his or her exercise of the ISO.

(e) Effect of Cessation of Employment or Service Relationship. The Committee shall determine in its discretion and specify in each Award Agreement the effect, if any, of the termination of the Grantee’s employment with or performance of services for the Company or any Affiliate on the exercisability of the Option. Because the special United States federal tax rules applicable to ISOs are not generally available to an Option otherwise eligible for ISO treatment if it is exercised at any time later than three (3) months following termination of employment with the Company or an ISO Corporation (one (1) year in the event of death or disability within the meaning of Section 22(e)(4) of the Code), such an Option (if otherwise exercisable and actually exercised beyond the three (3) month or one (1) year period, as applicable) shall be treated as an NSO upon exercise, rather than an ISO, for United States federal tax purposes.

(f) No Rights as Shareholder. A Grantee shall have no rights as a shareholder with respect to any Shares covered by an Option until the date of issuance of a share certificate with respect to, or a book entry record of, the Shares. No adjustment shall be made for dividends, bonus shares or other rights for which the record date is earlier than the date the stock certificate is issued or book entry record is made, other than as required or permitted by the Plan; provided, however, that in no event shall an adjustment be made that would otherwise result in a loss of ISO status or result in adverse tax consequences under Section 409A of the Code.

(g) Transferability of Option. Except as permitted by the Committee, and set forth in the terms of a Grantee’s Award Agreement, an Option shall not be assignable or transferable by the Grantee except by will or by the laws of descent and distribution. During the life of the Grantee, an Option shall be exercisable only by the Grantee, by a conservator or guardian duly appointed for the Grantee by reason of Grantee’s incapacity or by the person appointed by the Grantee in a durable power of attorney acceptable to the Company’s counsel.

6.	Restricted Share Units

(a) Delivery. In the case of a U.S. Person, settlement of an RSU shall occur no later than the fifteenth day of the third month following the close of the year in which the Vesting Date occurs; provided, however, that the Committee may, in its sole discretion and at the time of grant, provide for the further deferral of payment in an applicable Award Agreement.

(b) Transactions. In the case of outstanding Restricted Share Units that constitute deferred compensation subject to Section 409A of the Code: (i) if the Award Agreement provides that the Restricted Share Units shall be settled upon a change in control event within the meaning of United States Treasury Regulation Section 1.409A-3(i)(5), and the Transaction constitutes such a change in control event, then no assumption or substitution shall be permitted and the Restricted Share Units shall instead be settled in accordance with the terms of the applicable Award Agreement; and (ii) the Committee may only undertake actions pursuant to its authority in Section 6 of the Plan if the action is permitted or required by Section 409A of the Code without adverse tax consequences to the Grantee.

7.	Requirements of Law

All other provisions of this Annex and the Plan notwithstanding, this Annex and the Plan shall be administered and construed so as to avoid any person who receives an Award incurring any adverse tax consequences under Section 409A of the Code. The Committee shall suspend the application of any provisions of the Plan that could, in its sole determination, result in an adverse tax consequence to any person under Section 409A of the Code.

8.	Forfeiture for Dishonesty or Termination for Cause

Notwithstanding any provision of the Plan to the contrary, if the Board determines, after full consideration of the facts, that

(a) the Grantee has been engaged in fraud, embezzlement, theft or commission of a felony in the course of his or her employment by or involvement with the Company or has made unauthorized disclosure of trade secrets or other proprietary information of the Company or of a third party who has entrusted such information to the Company, or

(b) the Grantee has violated the terms of any employment, non-competition, non-solicitation or proprietary information agreement (each to the extent not otherwise prohibited under applicable law of the states) to which he or she is a party, then the Grantee’s rights with respect to an Award shall terminate as of the date of such act, the Grantee shall forfeit all unexercised Awards and shall be required to sell to the Company or, in the case the Company is not allowed to repurchase its own shares, to a third party approved by the Company, all or any part of the Shares acquired by the Grantee prior to such event, at a price equal to the lesser of their Fair Market Value or the amount paid to the Company upon such transfer or exercise. If a Grantee whose behavior the Company asserts falls within the provisions of (a) or (b) above has exercised or attempts to exercise an Award prior to consideration of the application of this Section 8, the Company shall not be required to recognize such exercise until the Board has made its decision and, in the event any exercise shall have taken place, it shall be of no force and effect (and shall be void ab initio) if the Board makes an adverse determination; provided, however, that if the Board finds in favor of the Grantee then the Grantee will be deemed to have exercised the Award retroactively as of the date he or she originally gave notice of his or her attempt to exercise or actual exercise, as the case may be. The decision of the Board as to the cause of a Grantee’s discharge and the damage done to the Company shall be final, binding and conclusive. No decision of the Board, however, shall affect in any manner the finality of the discharge of such Grantee by the Company. For purposes of this Section 8, reference to the Company shall include any Affiliate.

9.	Tax Withholding

To the extent required by law, the Company may withhold or cause to be withheld income and other taxes with respect to any income recognized by a Grantee by reason of the issuance, exercise or settlement of an Award, and as a condition to the receipt of any Award the Grantee shall agree that if the amount payable to him or her by the Company and any Affiliate in the ordinary course is insufficient to pay such taxes, then he or she shall upon the request of the Company pay to the Company an amount sufficient to satisfy its tax.

Exhibit D

The Company’s 2024 Employee Stock Purchase Plan

WEARABLE DEVICES LTD.

2024 EMPLOYEE STOCK PURCHASE PLAN

1.	PURPOSE

The purpose of the Wearable Devices Ltd. 2024 Employee Stock Purchase Plan is to provide employees of Wearable Devices Ltd. (the “Company”) and its Participating Subsidiaries the opportunity to acquire an equity interest in the Company by providing favorable terms for them to purchase its Shares.

This Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code but may also include one or more sub-plans that may, but are not required, to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code (each a “Sub-Plan”).

2.	DEFINITIONS

(a) “Board” shall mean the Board of Directors of the Company.

(b) “Change of Control” of the Company shall be deemed to have occurred if any person (as such term is used in Section 13(d) and 14(d)(2) of the Exchange Act) other than a trust related to an employee benefit plan maintained by the Company becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 50 percent or more of the Company’s outstanding Shares, and within the period of 24 consecutive months immediately thereafter, individuals other than (i) individuals who at the beginning of such period constitute the entire Board or (ii) individuals whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period, become a majority of the Board.

(c) “Code” shall mean the Internal Revenue Code of 1986, as amended. Any reference to a particular Section shall include any successor and regulation thereto.

(d) “Committee” shall mean a share award compensation committee, if so appointed by the Board, which shall consist of no fewer than two members of the Board.

(e) “Company” shall have the meaning set forth in Section 1.

(f) “Compensation” shall mean base salary.

(g) “Employee” shall mean any individual who is customarily employed for more than five months in a calendar year by the Company or any Subsidiary. The term Employee shall not include: (i) any individual who is not a common law employee of the Company or a Subsidiary; (ii) any individual who owns, directly or indirectly, as of the Offering Date five percent or more of the total combined voting power or value of all classes of stock of the Company or a Subsidiary; (iii) any individual who is not employed by a Participating Subsidiary; (iv) any Employee who is a member of a collective bargaining unit with which the Company or a Subsidiary has bargained in good faith with respect to participation in the Plan and as a result of such bargaining the labor organization made an affirmative decision not to participate in the Plan; and (v) any Employee whose employment commencement date is fewer than six months prior to the commencement of an Offering.

(h) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(i) “Exercise Date” shall mean the date(s) designated by the Committee from time to time on which an Optionee may exercise an Option; provided, however, that no Exercise Date shall be more than 12 months after the applicable Offering Date; and provided, further, that if such date is not a business day, the Exercise Date shall be the business day immediately preceding the applicable date.

(j) “Fair Market Value” shall mean, as of any date, the value of a Share determined as follows:

(i)	If the Shares are listed on any established share exchange or a national market system, including without limitation the Tel-Aviv Share Exchange, the New York Stock Exchange, the NYSE American LLC, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system on the day of determination (or the preceding trading day if such exchange or system is closed), as reported in the Wall Street Journal, or such other source as the Board deems reliable;

(ii)	If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the day of determination (or the preceding trading day if such exchange or system is closed); or

(iii)	In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

(k) “Offering” shall mean any offering of Shares in accordance with Section 7.

(l) “Offering Date” shall mean the date(s) designated by the Committee from time to time on which an Option is granted; provided, however, that there shall be at least one Offering Date in any consecutive 12-month period while the Plan remains in effect; and provided, further, that if such date is not a business day, the Offering Date shall be the business day immediately preceding the applicable date.

(m) “Option” shall mean the right of a Participant to purchase Shares pursuant to an Offering.

(n) “Option Price” shall have the meaning set forth in Section 8.

(o) “Optionee” shall mean any individual who has been granted an Option that remains outstanding under the terms of any Offering or who owns Shares as a result of an Offering.

(p) “Participant” shall mean an Employee who has in effect a payroll deduction authorization in accordance with Section 6 or is otherwise participating in the Plan pursuant to a Sub-Plan.

(q) “Participating Subsidiary” shall mean a Subsidiary the Employees of which are eligible to participate in the Plan. The Committee shall have the authority to designate a Subsidiary as a Participating Subsidiary.

(r) “Plan” shall mean the Wearable Devices Ltd. 2024 Employee Stock Purchase Plan as set forth herein, with any and all amendments hereto that may be in effect.

(s) “Securities Act” shall mean the Securities Act of 1933, as amended.

(t) “Shares” shall mean the ordinary shares of the Company.

(u) “Sub-Plan” shall have the meaning set forth in Section 1.

(v) “Subsidiary” shall mean a domestic or foreign corporation of which the Company owns, directly or indirectly through an unbroken chain of ownership, 50 percent or more of the total combined voting power of all classes of stock, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary. An entity may be treated as a Subsidiary for purposes of this Plan if, consistent with Sections 423 and 424 of the Code, it is owned by a corporation and is disregarded for federal income tax purposes or it is (or would if it were a domestic entity be) treated as a corporation for federal income tax purposes.

3.	ADMINISTRATION OF THE PLAN

Unless the Board shall designate another person or persons, the Plan shall be administered by the Committee. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan.

The Committee shall have the authority to adopt, amend and rescind such rules and regulations as, in its opinion, may be advisable in the administration of the Plan. All questions of interpretation and application of such rules and regulations of the Plan and of Options granted hereunder shall be subject to the determination of the Committee, which determination shall be final and binding.

The Committee shall have the authority, without the need for further approval, to establish a different Offering Date and/or Exercise Date, to modify the amount of time between an Offering Date and an Exercise Date, to increase or decrease the number of Offerings in a year and to limit the number of Shares that may be available in an Offering.

The Committee shall also have the authority to determine whether any accumulated payroll deductions remaining in a Participant’s account after the close of an Offering shall be carried forward for use in the next Offering (if the Participant will participate in that Offering) or paid to the Participant in cash, without regard to the reason such accumulated amount exists. The Committee shall further have the right to use different approaches for different reasons; provided, however, that the same approach will be applied to all Participants affected by the same reason.

4.	OPTION SHARES

The total amount of Shares with respect to which Options may be granted under the Plan shall not exceed in the aggregate 5,000,000 Shares from either authorized but unissued shares or treasury shares; provided, however, that such aggregate number of Shares shall be subject to adjustment in accordance with Section 15. If any outstanding Option expires for any reason, including a withdrawal pursuant to Section 10, or terminates by reason of the severance of employment of the Participant or any other cause, or is surrendered, the Shares allocable to the unexercised portion of the Option may again be made subject to an Option under the Plan.

5.	ELIGIBILITY

An Employee shall be eligible to become a Participant in the Plan on any Offering Date on which the Employee is employed by the Company or a Subsidiary; provided, however, that no Employee shall be granted an Option:

(a) if immediately after the grant the aggregate amount of Shares the Employee would be considered to own under Section 424(d) of the Code, including Shares that may be purchased with outstanding options, would represent five percent or more of the total combined voting power or value of all classes of capital stock of the Company or of any Subsidiary; or

(b) that permits the Employee’s right to purchase shares under all employee stock purchase plans (within the meaning of Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate that exceeds $25,000 for any calendar year, determined by reference to the Fair Market Value of the Shares at the time any Option is granted.

6.	PARTICIPATION

(a) An Employee may become a Participant in any Offering by completing an authorization for payroll deductions in connection with the Offering at such time (prior to the Offering Date) and in such manner as the Committee may prescribe. Payroll deductions pursuant to an authorization shall commence with the payroll period in which the Offering Date occurs and shall end with the last payroll completed prior to the Exercise Date for the Offering to which the authorization applies, unless the authorization is sooner terminated by the Participant as provided in Section 10. All payroll deductions shall be made on an after-tax basis.

(b) A Participant shall elect in the authorization for payroll deduction to have deductions made from his or her Compensation on each payday in an amount equal to a whole percentage of from one to 15 percent of his or her Compensation. All payroll deductions made for a Participant shall be credited to a bookkeeping account maintained for such Participant under the Plan. In no event shall interest be paid to a Participant with respect to payroll deductions credited to the Participant’s account, whether such deductions are used in connection with the exercise of an Option or are returned to the Participant or the Participant’s estate in cash.

(c) Except as may be required by law, a Participant may not make any payments to the Participant’s account other than by authorization for payroll deduction. A Participant may elect to decrease the payroll deduction rate at such time and in such manner as the Committee may prescribe. In no event shall a Participant increase the amount of payroll deductions during an Offering. A Participant may discontinue participation in the Offering as provided in Section 10.

(d) The Committee may provide for a separate election or different percentages or another method of payment under a Sub-Plan to the extent payroll deductions may not otherwise be practicable or permitted in a particular jurisdiction. Except as otherwise provided by the Committee, payroll deductions and any equivalents thereto may be accumulated in the local currency applicable under a Sub-Plan and converted to United States dollars on the Exercise Date.

(e) Except to the extent that doing so would jeopardize the status of the Plan as an employee stock purchase plan within the meaning of Section 423 of the Code, an Employee outside the United States may be excluded from the Plan (i) if their participation is prohibited under local law, (ii) if complying with local law would cause the Plan (other than a Sub-Plan) to violate the requirements of Section 423 of the Code, (iii) if their participation would result in adverse tax consequences to the Employee under Section 409A of the Code or (iv) for such other reason(s) as the Committee may in its discretion determine.

7.	GRANT OF OPTIONS

(a) Options under the Plan shall be granted in a series of Offerings, the first of which shall begin on the first Offering Date designated by the Committee. Successive Offerings shall begin on each Offering Date thereafter until all of the Shares available under the Plan are exhausted or until the Plan is terminated pursuant to Section 19 or Section 20. Participation by an Employee in any Offering shall neither limit nor require his or her participation in any other Offering.

(b) Subject to any limitation otherwise provided under the Plan, each Participant in an Offering shall be granted, as of the applicable Offering Date, an Option to purchase that number of Shares that the accumulated payroll deductions credited to his or her account during the Offering are able to purchase at the Option Price.

(c) If the total number of Shares for which Options are to be granted as of any Offering Date exceeds the number of Shares available for the Offering, the Committee shall make a pro rata allocation of the available Shares in a manner as nearly uniform as practicable, and as it shall determine to be equitable. In the event a shortfall in Shares appears likely, the Committee may, but shall not be required to, reduce remaining payroll deductions to be made pursuant to authorizations for that Offering.

(d) In no event shall a Participant be permitted to acquire in any particular Offering more than that number of Shares equal to $25,000 divided by the Fair Market Value of the Shares as of the first date of the Offering; provided, however, that such limit shall be further subject to the limit set forth in Section 5(b) and to any adjustment made in accordance with Section 15.

8.	OPTION PRICE

The Option Price of Shares for any Offering shall be determined by the Committee and announced from time to time in advance of the commencement of an Offering, but in no event shall the Option Price be less than the lesser of: (a) 85 percent of the Fair Market Value of the Shares on the Offering Date; or (b) 85 percent of the Fair Market Value of the Shares on the Exercise Date.

9.	EXERCISE OF OPTIONS

(a) A Participant’s Option for an Offering will be exercised automatically as of the Exercise Date for the Offering to purchase that number of Shares equal to the accumulated payroll deductions credited to the Participant’s account as of the Exercise Date divided by the Option Price.

(b) A Participant may elect prior to the Exercise Date at such time and in such manner as the Committee may prescribe to receive in cash an amount equal to the accumulated payroll deductions in his or her account on the Exercise Date, rather than exercising his or her Option.

(c) As promptly as practicable after each Exercise Date the Company shall deliver to each Participant in the Offering, in accordance with the Participant’s election, either (i) the Shares purchased upon the exercise of the Participant’s Option or (ii) a cash payment equal to the total of the payroll deductions credited to the Participant’s account during the Offering.

(d) The Shares purchased upon exercise of an Option shall be deemed to be transferred to the Participant on the Exercise Date.

(e) The Committee may, in its discretion, limit the Shares purchased in an Offering to whole Shares, in which event amounts representing fractional Shares may, at the discretion of the Committee, either be carried forward for use in the next Offering if the Participant will participate in that Offering or paid to the Participant in cash.

10.	WITHDRAWAL FROM OFFERING

A Participant may at any time prior to the Exercise Date at such time and in such manner as the Committee may prescribe withdraw from an Offering and request payment of an amount in cash equal to the accumulated payroll deductions credited to the Participant’s account under the Plan. Such amount will be paid to the Participant as promptly as practicable after receipt of the Participant’s request to withdraw, and no further payroll deductions will be made from the Participant’s Compensation with respect to the Offering then in progress and any outstanding Option shall be cancelled. A Participant’s withdrawal from an Offering will have no effect upon his or her eligibility to participate in any subsequent Offering or in any employee stock purchase plan (within the meaning of Section 423 of the Code) that may hereafter be adopted by the Company or a Subsidiary.

11.	EXPIRATION OF OPTIONS ON TERMINATION OF EMPLOYMENT

(a) Options shall not be transferable by a Participant and no amount credited to a Participant’s account may be assigned, transferred, pledged or otherwise disposed of in any way by a Participant. An Option shall expire unexercised immediately if a Participant ceases to satisfy the definition of the term Employee for any reason other than death and the amount of the accumulated payroll deductions then credited to the Participant’s account under the Plan will be paid to the Participant in cash. In the case of a Participant’s death, the provisions of Section 16 shall control.

(b) An authorized leave of absence or absence on military or government service shall not constitute severance of the employment relationship between the Company or Participating Subsidiary and the Participant for purposes of this Section 11, provided that either (i) the absence is for a period of no more than 90 days or (ii) the Employee’s right to be re-employed after the absence is guaranteed either by statute or by contract.

12.	REQUIREMENTS OF LAW

The Company shall not be required to sell or issue any Shares under the Plan if the issuance of such Shares would constitute or result in a violation by the Optionee or the Company of any provision of any law, statute or regulation of any governmental authority. Specifically, in connection with the Securities Act, upon the exercise of any Option the Company shall not be required to issue Shares unless the Board has received evidence satisfactory to it to the effect that the Optionee will not transfer such Shares except pursuant to a registration statement in effect under the Securities Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that such registration is not required. Any determination in this connection by the Board shall be final, binding and conclusive. The Company shall not be obligated to take any affirmative action to cause the exercise of an Option or the issuance of Shares pursuant to an Option to comply with any laws or regulations of any governmental authority including, without limitation, the Securities Act or applicable state securities laws.

13.	NO RIGHTS AS SHAREHOLDER

No Participant shall have rights as a shareholder with respect to Shares covered by his or her Option until the applicable Exercise Date and, except as otherwise provided in Section 15, no adjustment shall be made for dividends of which the record date precedes the applicable Exercise Date.

14.	FORFEITURE FOR DISHONESTY

Notwithstanding anything to the contrary in the Plan, if the Board determines, after full consideration of the facts presented on behalf of both the Company and the individual, that a Participant or an Optionee has been engaged in fraud, embezzlement, theft, commission of a felony or proven dishonesty in the course of his or her employment by the Company or a Subsidiary, which damaged the Company or Subsidiary, or has disclosed trade secrets or other proprietary information of the Company or a Subsidiary, (a) such individual’s participation in an Offering shall terminate and he or she shall forfeit his or her right to receive any Shares pursuant to an Offering that has not yet been delivered and (b) the Company shall have the right to repurchase all or any part of the Shares acquired by an Optionee upon the earlier exercise of any Option, at a price equal to the amount paid to the Company upon such exercise, increased by an amount equal to the interest that would have accrued in the period between the date of exercise of the Option and the date of such repurchase upon a debt in the amount of the exercise price, at the prime rate(s) announced from time to time during such period in the Federal Reserve Statistical Release Selected Interest Rates. The decision of the Board as to the cause of a Participant’s or Optionee’s discharge and the damage done to the Company or a Subsidiary shall be final, binding and conclusive. No decision of the Board, however, shall affect in any manner the finality of the discharge of a Participant or Optionee by the Company or a Subsidiary.

15.	CHANGES IN THE COMPANY’S CAPITAL STRUCTURE

(a) In the event of a reorganization, recapitalization, exchange of shares, stock split, combination of shares or dividend payable in shares or other securities, a corresponding adjustment shall be made by the Committee in the number and kind of shares or other securities, and in the Option Price, covered by outstanding Options, and for which Options may be granted under the Plan. In the event of a declaration of an extraordinary dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, the Committee shall make such adjustments as it, in its sole discretion, deems appropriate. No adjustment shall be made pursuant to the provisions of this Section 15(a) that would constitute a modification as defined in Section 424 of the Code. Any such adjustment made by the Committee shall be conclusive and binding upon all affected persons, including the Company and all Participants and Optionees.

(b) If while unexercised Options remain outstanding under the Plan the Company merges or consolidates with a wholly-owned subsidiary for the purpose of reincorporating itself under the laws of another jurisdiction, the Optionees will be entitled to acquire Shares of the reincorporated company upon the same terms and conditions as were in effect immediately prior to such reincorporation (unless such reincorporation involves a change in the number of shares or the capitalization of the Company, in which case proportional adjustments shall be made as provided above), and the Plan, unless otherwise rescinded by the Board, will remain the Plan of the reincorporated company.

(c) Except as otherwise provided in (a) or (b) above, if while unexercised Options remain outstanding under the Plan the Company merges or consolidates with one or more corporations (whether or not the Company is the surviving corporation), or is liquidated or sells or otherwise disposes of substantially all of its assets to another entity, or upon a Change of Control, then the Committee, in its discretion, shall provide that either:

(i) after the effective date of such merger, consolidation, liquidation, sale or Change of Control, as the case may be, each Optionee shall be entitled, upon exercise of an Option to receive in lieu of Shares the number and class of shares of such stock or other securities to which he or she would have been entitled pursuant to the terms of the merger, consolidation, liquidation, sale or Change of Control if he or she had been the holder of record of the number of Shares as to which the Option is being exercised immediately prior to such merger consolidation, liquidation or sale; or

(ii) all outstanding Options shall be exercised as of the day preceding the effective date of any such merger, consolidation, liquidation, sale or Change of Control, which day shall be the Exercise Date for purposes of the Offering; provided, however, that each Optionee shall be notified of the right to withdraw from the Offering in accordance with the requirements of Section 10.

(d) Except as expressly provided to the contrary in this Section 15, the issuance by the Company of shares of any class for cash or property or for services, either upon direct sale or upon the exercise of rights or warrants, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect the number, class or price of Shares then subject to outstanding Options.

16.	DISPOSITION OF ACCOUNT AT DEATH

In the event that a Participant dies after the Exercise Date but before the delivery of the Shares, the Shares when issued together with any cash remaining in the Participant’s account shall be transferred to the Participant’s estate. In the event that a Participant dies prior to the Exercise Date, a payment shall be made to the Participant’s estate of an amount in cash equal to the accumulated payroll deductions credited to the Participant’s account under the Plan.

17.	SUBPLAN(S)

Notwithstanding any provision of the Plan to the contrary, the Committee may but shall not be required to adopt one or more Sub-Plans to facilitate participation in the Plan by Employees outside the United States and to accommodate the requirements of local securities, tax, foreign exchange or other laws of foreign jurisdictions. Any such Sub-Plan shall, to the extent practicable and as determined by the Committee in its discretion, reflect the same terms and conditions available with respect to non-Sub-Plan Participants. This authority shall include the right to establish one or more Sub-Plans that are not intended to satisfy the requirements of Section 423 of the Code; provided, however, that in no event shall the authority of the Board to amend or terminate the Plan pursuant to Section 19 be limited.

18.	MISCELLANEOUS

(a) Accumulated payroll deductions and the proceeds from the sale of Shares pursuant to the exercise of Options shall constitute general funds of the Company.

(b) To the extent required by law, the Company or a Participating Subsidiary shall withhold or cause to be withheld income and other taxes with respect to any income recognized by an Optionee by reason of the exercise of an Option. An Optionee shall agree that if the amount payable to him or her by the Company and any Participating Subsidiary in the ordinary course is insufficient to pay such taxes, then he or she shall upon request of the Company pay to the Company an amount sufficient to satisfy its tax withholding obligations.

(c) All notices or other communications by a Participant or Optionee to the Company pursuant to the Plan shall be deemed to have been given when received in the form specified by the Company at the location or by the person designated by the Company for the receipt thereof.

(d) Neither the Plan nor the grant of an Option pursuant to the Plan shall impose upon the Company or a Subsidiary any obligation to employ or continue to employ any Participant, and the right of the Company or a Subsidiary to terminate the employment of any person shall not be diminished or affected by reason of the fact that an Option has been granted to him or her.

(e) The title of the sections of the Plan are included for convenience only and shall not be construed as modifying or affecting their provisions. References to gender shall include both sexes; the singular shall include the plural and the plural the singular unless the context otherwise requires.

(f) The Plan shall be governed by and construed in accordance with the laws of the State of Israel, without regard to the principles of conflicts of law.

19.	AMENDMENT OR TERMINATION OF PLAN

The Board may at any time terminate or from time to time amend, modify or suspend this Plan (or any part thereof); provided, however, that without approval by an affirmative vote of a majority of the votes properly cast at a duly held meeting of the shareholders of the Corporation at which a quorum representing a majority of all outstanding Shares are present, in person or by proxy there shall be no: (a) change in the number of Shares that may be issued under the Plan, except by operation of the provisions of Section 15; (b) change in the class of persons eligible to participate in the Plan; or (c) other change in the Plan that requires shareholder approval under applicable law. Notwithstanding the preceding sentence, the Board shall in all events have the power to make such changes in the Plan and the Committee shall in all events have the power to make such changes in the regulations and administrative provisions under the Plan or in any outstanding Option as, in the opinion of counsel for the Company, may be necessary or appropriate from time to time to enable the Plan to qualify as an employee stock purchase plan as defined in Section 423 of the Code, so as to enable any Option to receive preferential federal income tax treatment. No amendment shall materially affect outstanding Options without the consent of the Optionee and the termination of the Plan will not terminate Options then outstanding, without the consent of the Optionee.

Notwithstanding the foregoing, at such time after the Company is not required to file periodic reports under the Exchange Act, at its option, the Company may terminate the Plan and, upon the termination, outstanding Options shall be cancelled and each Participant shall receive in cash an amount equal to the accumulated payroll deductions without interest credited to the Participant’s account under the Plan immediately prior to termination.

20.	EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan shall be effective as of September 26, 2024 upon ratification by the holders of a majority of the outstanding Shares present, or represented, and entitled to vote thereon (voting as a single class) at a duly held meeting (or written consents in lieu thereof) of the shareholders. Unless the Plan shall have terminated earlier, the Plan shall terminate on the date as of which there are no longer any Shares available pursuant to Section 4 to be offered and no Option shall be granted pursuant to the Plan after that date.

Israeli Sub-Plan

Special Provisions for Persons who are Israeli Taxpayers

This Sub-Plan (the “Sub-Plan”) supplements the Wearable Devices 2024 Employee Stock Purchase Plan, as amended from time to time (the “Plan”), in accordance with the Committee’s authority pursuant to Section 17 of the Plan.

The Sub-Plan hereunder applies only to persons who are deemed to be residents of the State of Israel for tax purposes or are otherwise subject to taxation in Israel with respect to participation in the Plan and Sub-Plan, as determined by the Committee.

The purpose of the Sub-Plan is to establish certain rules and limitations applicable to participation in the Plan from time to time, in compliance with the tax and other applicable laws currently in force in the State of Israel. The Sub-Plan is applicable to participation in the Plan and is intended to comply with and be subject to the ITO and Section 102.

The Sub-Plan and the Plan shall be read together. Except as otherwise explicitly provided herein, participation in the Plan shall be governed by the terms of the Plan. In any case of contradiction, whether explicit or implied, between the provisions of the Plan and the Sub-Plan, the Sub-Plan shall govern.

Definitions

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions shall apply to the Sub-Plan.

“102 Capital Gains Track” shall mean the tax alternative set forth in Sections 102(b)(2) and 102(b)(3) of the ITO pursuant to which income resulting from the sale of Shares is generally taxed as a capital gain.

“102 Capital Gains Track Grant” shall mean a 102 Trustee Grant qualifying for the special tax treatment under the 102 Capital Gains Track.

“102 Ordinary Income Track” shall mean the tax alternative set forth in Section 102(b)(1) of the ITO pursuant to which income resulting from the sale of Shares is taxed as ordinary income.

“102 Ordinary Income Track Grant” shall mean a 102 Trustee Grant qualifying for the ordinary income tax treatment under the 102 Ordinary Income Track.

“102 Trustee Grant” shall mean Shares issued under the Plan in accordance with the Sub-Plan and Section 102(b) of the ITO, and subject to a trust with a Trustee for the benefit of the Eligible 102 Participant, and includes both 102 Capital Gains Track Grants and 102 Ordinary Income Track Grants.

“Affiliate” for the purpose of grants made under this Sub-Plan, shall mean any Subsidiary (as such term is defined in the Plan) that is an “employing company” within the meaning of Section 102(a) of the ITO.

“Controlling Shareholder,” as defined under Section 32(9) of the ITO, shall mean an individual who prior to issuance of Shares or as a result of the issuance of any Shares, holds or would hold, directly or indirectly, in his name or with a relative (as defined in the ITO) at least (i) 10 percent of the outstanding shares of the Company, (ii) 10 percent of the voting power of the Company, (iii) the right to hold or purchase 10 percent of the outstanding equity or voting power, (iv) the right to obtain 10 percent of the “profits” of the Company (as defined in the ITO) or (v) the right to appoint a director of the Company.

“Deposit Requirements” shall mean with respect a 102 Trustee Grant, the requirement to deposit Shares with the Trustee, in accordance with Section 102, in order to qualify as a 102 Trustee Grant.

“Election,” “Elected” or “Elects” shall mean the Company’s (or its Affiliate’s) choice of the type of 102 Trustee Grants it shall make under the Sub-Plan, (as between capital gains track or ordinary income track) as filed with the ITA.

“Eligible 102 Participant” shall mean an eligible employee or an individual who is serving as a director (as defined in the ITO) or an office holder (as defined in the ITO) of the Company or an Affiliate, who is not a Controlling Shareholder.

“ITA” shall mean the Israeli Tax Authority.

“ITO” shall mean the Israeli Income Tax Ordinance (New Version), 1961, and the rules, regulations, orders or procedures promulgated thereunder and any amendments thereto, including specifically the Rules, all as may be amended from time to time.

“Non-Trustee Grant” shall mean Shares issued under the Plan in accordance with the Sub-Plan to an Eligible 102 Participant pursuant to Section 102(c) of the ITO and not held in trust by a Trustee.

“Required Holding Period” shall mean the requisite period prescribed by the ITO and the Rules, or such other period as may be required by the ITA, with respect to 102 Trustee Grants, during which Shares issued by the Company must be held by the Trustee for the benefit of the person to whom it was granted.

“Rules” shall mean the Income Tax Rules (Tax Benefits in Share Issuance to Employees), 2003.

“Section 102” shall mean the provisions of Section 102 of the ITO, as amended from time to time.

“Trustee” shall mean a person or entity designated by the Committee to serve as a trustee and approved by the ITA in accordance with the provisions of Section 102(a) of the ITO.

Types of Grants and Section 102 Election

Shares issued under the Plan pursuant to Section 102 shall be issued pursuant to either: (a) Section 102(b)(2) and 102(b)(3) of the ITO as 102 Capital Gains Track Grants; or (b) Section 102(b)(1) of the ITO as 102 Ordinary Income Track Grants.

The Company’s (or its Affiliate’s) Election regarding the type of 102 Trustee Grant it chooses to make shall be filed with the ITA. Once the Company (or its Affiliate) has filed such Election, it may change the type of 102 Trustee Grant that it chooses to make only after the lapse of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company (or its Affiliate) from granting Non-Trustee Grants to Eligible 102 Participants at any time.

Eligible 102 Participants may receive only 102 Trustee Grants or Non-Trustee Grants under this Sub-Plan. Employees who are not Eligible 102 Participants may not participate in the Sub-Plan.

No 102 Trustee Grants may be made effective pursuant to the Sub-Plan until 30 days after the requisite filings required by the ITO and the Rules have been made with the ITA. This Sub-Plan and the issuance of qualifying Section 102 Grants is contingent upon the approval (or deemed approval) of the ITA, and subject to the terms and conditions of such approval, if and when obtained.

The enrollment documents evidencing participation in the Plan and Sub-Plan shall indicate whether the Shares purchased under the Plan and the Sub-Plan are a 102 Trustee Grant or a Non-Trustee Grant; and, if the grant is a 102 Trustee Grant, whether it is a 102 Capital Gains Track Grant or a 102 Ordinary Income Track Grant.

Sub-Plan and Conditions of 102 Trustee Grants

Each 102 Trustee Grant shall be deemed granted for the purposes of the ITO on the date of actual purchase of the Shares under the Plan and the Sub-Plan. With effect as of such date: (i) the Company (or its Affiliate) shall provide notice thereof to the Trustee; and (ii) the Eligible 102 Participant shall sign all documents or provide other confirmation in a form acceptable to the Company (or its Affiliate) and the Trustee required pursuant to this Section of the Sub-Plan, including, to the extent required, a separate form of consent to any tax ruling issued by the ITA in connection with participation in the Sub-Plan.

Each 102 Trustee Grant granted to an Eligible 102 Participant and each certificate for Shares acquired pursuant to a 102 Trustee Grant shall be deposited with a Trustee in compliance with the Deposit Requirements and held in trust by the Trustee for the benefit of the Eligible 102 Participant for the Required Holding Period (or be subject to a supervisory trustee arrangement if approved by the ITA). After termination of the Required Holding Period, the Trustee may release or confirm release of any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Eligible 102 Participant has paid any applicable tax due pursuant to the ITO or (ii) the Trustee and/or the Company or its Affiliate withholds any applicable tax due pursuant to the ITO. The Trustee shall not release or confirm release of any 102 Trustee Grants prior to the full payment of the Eligible 102 Participant’s tax liabilities.

Each 102 Trustee Grant shall be subject to the relevant terms of Section 102 and the ITO, which shall be deemed an integral part of the 102 Trustee Grant and shall prevail over any term contained in the Plan, this Sub-Plan or any enrollment documents that are not consistent therewith. In addition, the withholding of applicable taxes shall be performed before the deduction from Compensation pursuant to the enrollment documents with respect to 102 Trustee Grants. Any provision of the ITO and any approvals or rulings by the ITA not expressly specified in this Sub-Plan or any document evidencing a grant that are necessary to receive or maintain any tax benefit pursuant to the Section 102 shall be binding on the Eligible 102 Participant. The Trustee and the Eligible 102 Participant granted a 102 Trustee Grant shall comply with the ITO and the terms and conditions of the trust agreement entered into between the Company and the Trustee (the “Trust Agreement”). For avoidance of doubt, it is reiterated that compliance with the ITO specifically includes compliance with the Rules. Further, the Eligible 102 Participant agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provision of any applicable law and, particularly, Section 102 and/or any ruling obtained from the ITA in connection with the Sub-Plan.

During the Required Holding Period, the Eligible 102 Participant shall not require the Trustee (or a broker) to release or sell Shares and other shares received subsequently following any realization of rights derived from Shares (including share dividends, if any) to the Eligible 102 Participant or to a third party, unless permitted to do so by applicable law. Notwithstanding the foregoing, the Trustee (or a broker) may, pursuant to a written request and subject to applicable law, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such transfer: (i) all taxes required to be paid upon the release and transfer of the Shares have been withheld for transfer to the tax authorities; and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, any applicable agreement and any applicable laws. To avoid doubt, such sale or release during the Required Holding Period shall result in different tax ramifications to the Eligible 102 Participant under Section 102 of the ITO and the Rules and/or any other regulations or orders or procedures promulgated thereunder, which shall apply to and shall be borne solely by such Eligible 102 Participant (including tax and mandatory payments otherwise payable by the Company or its or Affiliates, which would not apply absent a sale or release during the Required Holding Period).

In the event a share dividend is declared and/or additional rights are granted with respect to Shares that are 102 Trustee Grants, such dividend shall also be subject to the provisions of this Section of the Sub-Plan and the Required Holding Period for such dividend shares and/or rights shall be measured from the commencement of the Required Holding Period for the Shares with respect to which the dividend was declared and/or rights granted. In the event of a cash dividend on Shares, the Trustee shall transfer the dividend proceeds to the Eligible 102 Participant after deduction of taxes and mandatory payments in compliance with applicable withholding requirements.

Shares shall be issued in the name of the Trustee for the benefit of the Eligible 102 Participant (or be subject to a supervisory trustee arrangement if approved by the ITA). If such Shares are issued after the Required Holding Period has elapsed, the Shares issued shall, at the election of the Eligible 102 Participant, either (i) be issued in the name of the Trustee for the benefit of the Eligible 102 Participant (or be subject to a supervisory trustee arrangement if approved by the ITA) or (ii) be transferred to the Eligible 102 Participant directly, provided that the Eligible 102 Participant first complies with all applicable provisions of the Plan and the Sub-Plan.

Notwithstanding anything to the contrary in the Plan, it is clarified that 102 Capital Gains Track Grants are subject to the confirmation and approval of the ITA. In addition, any 102 Capital Gains Track Grants are meant to comply in full with the terms and conditions of Section 102 and the requirements of the ITA, and therefore the Plan and the Sub-Plan are to be read such that they comply with the requirements of Section 102. Should any provision in the Plan and/or the Sub-Plan disqualify the Plan and/or the Sub-Plan and/or any 102 Capital Gains Track Grants thereunder from beneficial tax treatment pursuant to the provisions of Section 102, such provision shall not apply to such 102 Capital Gains Track Grants and the underlying Shares unless the ITA provides approval of compliance with Section 102.

Assignability

As long as Shares are held by the Trustee on behalf of the Eligible 102 Participant (or otherwise subject to a supervisory trustee arrangement if approved by the ITA), all rights of the Eligible 102 Participant over the Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

Tax Consequences

Any tax consequences arising from participation in the Sub-Plan and/or the purchase of Shares thereunder, or from any other event or act (of the Company and/or its Affiliates, and/or the Trustee and/or the Eligible 102 Participant), hereunder (including without any limitation any taxes and compulsory payments, such as National Insurance Institute and health tax payments) shall be borne solely by the Eligible 102 Participant. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules and regulations, including withholding taxes at source. Furthermore, the Eligible 102 Participant shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Eligible 102 Participant.

The Company or any of its Affiliates and the Trustee may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to Shares issued under the Plan or the sale thereof, including, but not limited, to (i) deducting the amount so required to be withheld from any other amount (or Shares issuable) then or thereafter payable to an Eligible 102 Participant, including to the maximum extent permitted under law, and/or (ii) requiring an Eligible 102 Participant to pay to the Company or any of its Affiliates the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any Shares; and/or (iii) withholding otherwise deliverable Shares having a Fair Market Value equal to the minimum amount statutorily required to be withheld; and/or (iv) causing the exercise and sale of any awards or Shares held by on behalf of the Employee or selling a sufficient number of such Shares otherwise deliverable to the Employee through such means as the Company may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld either through a voluntary sale or through a mandatory sale arranged by the Company (on the Employee’s behalf pursuant to the Employee’s authorization as expressed by acceptance of the award under the terms herein), to the extent permitted by applicable law or pursuant to the approval of the ITA. In addition, the Employee shall be required to pay any amount (including penalties) that exceeds the tax to be withheld and transferred to the tax authorities, pursuant to applicable tax laws, regulations and rules.

The Company does not represent or undertake that a grant under the Plan shall qualify for or comply with the requisites of any particular tax treatment (such as the 102 Capital Gains Track), nor shall the Company, its assignees or successors be required to take any action for the qualification of any grant under such tax treatment. The Company shall have no liability of any kind or nature in the event that, as a result of applicable law, actions by the Trustee or any position or interpretation of the ITA, or for any other reason whatsoever, a grant shall be deemed to not qualify for any particular tax treatment.

With respect to Non-Trustee Grants, if the Eligible 102 Participant ceases to be employed by the Company or any Affiliate, the Eligible 102 Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares to the satisfaction of the Company and/or its Affiliate, all in accordance with the provisions of Section 102 of the ITO and the Rules.

The Company and/or the Trustee shall not be required with respect to a Participant to release any Share certificate or make a book entry with respect to such Share until all required payments have been fully made. In the event that the Company or its Affiliate, or the Trustee, as applicable, is uncertain as to the sum of the full tax payment due or which is subject to withholding, the Company or the Trustee, as applicable, may refuse to release the Shares until such time as the ITA verifies the sum of the full tax payment which is due, and the Participant shall not have any claims in connection with such refusal.

WEARABLE DEVICES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Asher Dahan, Chief Executive Officer of Wearable Devices Ltd. (the “Company”), and Mr. Alon Mualem, the Company’s Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on September 26, 2024 at 3:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Annual and Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

WEARABLE DEVICES LTD.

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: September 26, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as the independent auditor of the Company, and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration, until the next annual general meeting of the shareholders of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	a.	To re-appoint Mr. Yaakov Goldman, as Class II independent director of the Company, until the Company’s annual general meeting of shareholders in the year 2027, and until his respective successor is duly elected and qualified.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	b.	To re-appoint Mr. Eli Bachar, as Class II independent director of the Company, until the Company’s annual general meeting of shareholders in the year 2027, and until his respective successor is duly elected and qualified.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve an amendment to the Company’s Compensation Policy for the Company’s officers and directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve exchanging part of the monthly salary with equity-based compensation to Mr. Asher Dahan, the Company’s Chief Executive Officer (“CEO”) and Chairman of the Board, to be in effect, if effected, for a certain period and at a certain percentage, at the discretion of, and at such date to be determined by the Board, as set forth in the proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve exchanging part of the monthly salary with equity-based compensation to Mr. Guy Wagner, the Company’s Chief Scientific Officer (“CSO”), President and Director, to be in effect, if effected, for a certain period and at a certain percentage, at the discretion of, and at such date to be determined by the Board, as set forth in the proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve exchanging part of the monthly salary with equity-based compensation to certain officers of the Company, to be in effect, if effected, for a certain period and at a certain percentage, at the discretion of, and at such date to be determined by the Board, as set forth in the proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To approve a grant of equity-based compensation to Mr. Asher Dahan, the Company’s CEO and Chairman of the Board, as set forth in the proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.	To approve a grant of equity-based compensation to Mr. Guy Wagner, the Company’s CSO, President and Director, as set forth in the proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

9.	To approve a reverse split of the Company’s issued and outstanding ordinary shares, NIS 0.01 par value each (the “Ordinary Shares”), at a ratio of between 10:1 and 20:1, to be in effect, if effected, at the discretion of, and at such date to be determined by the Board, and to cancel the nominal value of the Company’s Ordinary Shares and to amend the current Company’s amended and restated articles of association to reflect the same.

☐	FOR	☐	AGAINST	☐	ABSTAIN

10.	To approve a U.S. addendum to the Company’s 2024 Global Equity Incentive Plan.

☐	FOR	☐	AGAINST	☐	ABSTAIN

11.	To approve the adoption of the Company’s 2024 Employee Stock Purchase Plan.

☐	FOR	☐	AGAINST	☐	ABSTAIN

12.	To approve the participation of Mr. Asher Dahan, the Company’s CEO and Chairman of the Board, in the Company’s 2024 Employee Stock Purchase Plan.

☐	FOR	☐	AGAINST	☐	ABSTAIN

13.	To approve the participation of Mr. Guy Wagner, the Company’s CSO, President and Director, in the Company’s 2024 Employee Stock Purchase Plan.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE: By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and that you have no personal interest in the approval of any of the items that are proposed for approval at the 2024 annual and special general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via Email to Mr. Alon Mualem, e-mail address: alonmualem@wearabledevices.co.il.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.